THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 Barclay St., 22nd Floor West, NY, NY 10286

DEPOSITARY RECEIPTS

03003719

03 FEB 10 AM 7:21

February 3, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Moscow City Telephone Network
Exemption No.: 82-4957

Dear Sir or Madam:

In connection Moscow City Telephone Network's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find List of Affiliated Persons as of July 1, 2002, Information on a Material Fact, Quarterly Report for the 3rd Quarter of 2002.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-10464, which was declared effective by The SEC on June 21, 2001.

Sincerely,

Tatyana Vesselovskaya
Account Officer
The Bank of New York
Tel.: (212) 815-2221
Fax: (212) 571-3050

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dw 2/10

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

File No. 82-4957

03 FEB 10 AM 7:21

LIST OF AFFILIATED PERSONS

Open Joint Stock Company
"Moscow City Telephone Network"
(Issuer Code: 00083-A)

as of July 1, 2002

Deputy General Director
V.A. Chervony

[Seal}

List of Affiliated Persons

Affiliated Person	Shares in the Company held by such person	Percentage of the Company's charter capital
Name: *Alexander P. Vrovets* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 15, 2002*		
Name: *Alexander Yu. Goncharuk* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Vadim S. Degtyarev* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 16, 2001*	-	-
Name: *Nail I. Ismailov* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Alexander V. Lopatin* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Evgeny. G. Novitsky* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-

Name: *Anton I. Osipchuk* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 16, 2001*	-	-
Name: *Irina M. Ragozina* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Victor D. Savchenko* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 15, 2002*	-	-
Name: *Valery N. Yashin* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*		
Name: *Vladimir A. Afonin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	-	-
Name: *Irina R. Borisenkova* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *October 31, 2000*		
Name: *Alexander K. Zhilin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *October 31, 2000*	-	-
Name: *Rashit M. Zamaldinov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	-	-
Name: *Valentina Ya. Irzhova* Residence: *Moscow, Russia*	ordinary:0 preferred: 600	0,00%

Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*		
Name: *Vladimir O. Kostrov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: preferred: 100	0.00063%
Name: *Sergey N. Ksenofontov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*		
Name: *Yuri. M. Kulikov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 28,250 preferred: 1,050	0.030586%
Name: *Viktor S. Panov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 4,450 preferred: 2,900	0.00767%
Name: *Semyon V. Rabovsky* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	ordinary: 9,900 preferred: 2,750	0.01321%
Name: *Nikolay V. Savlukov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 200 preferred: 1,850	0.00214%
Name: *Igor A. Solomatnikov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 78,550 preferred: 3,650	0.08581%
Name: *Vladimir I. Sutyagin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective*	ordinary: 700 preferred: 1,250	0.002036%

executive body of the Joint Stock Company Date when the grounds arose: *October 31, 2000*		
Name: *Viktor A. Chervony* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *February 29, 2000*		
Name: *Vladimir S. Lagutin* Residence: *Moscow, Russia* Grounds: *the person acts as the individual executive body of the Joint Stock Company* Date when the grounds arose: *June 26, 1999* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	ordinary: 29,800 preferred: 4,850	0.03617%
Name: *AOOT Joint Stock Financial Corporation Systema* Location: *Building 2, 20 Ulitsa Spiridonovka, 103001 Moscow* Mail address: *10 Leontyevsky Pereulok, 103009 Moscow* Grounds: *the person belongs to the same group to which the Joint Stock Company belongs* The reason why such person belongs to the same group to which the Joint Stock Company belongs: *the person has indirect control of over 40% of the issuer's equity capital as a holder of 99.85% of the Charter Capital of OAO MKNT & Company* Date when the grounds arose: *March 30, 2001*		
Name: *OAO Communications Investment Company (OAO Svyazinvest)* Location: *Building 2, 55 Ulitsa Plyuschikha, 119121 Moscow, Russia* Mail address: *Building 2, 55 Ulitsa Plyuschikha, 119121 Moscow, Russia* Grounds: *the person controls over 20% of the Company's voting shares* Date when the grounds arose: *November 3, 1995*	ordinary: 22,352,150 preferred: -	23.33%
ordinary: 39,324,126 preferred: -	41.05%	

Name: *ZAO AMT* Location: *42a Khoroshevskoye Shosse, 123007 Moscow* Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *June 1, 1989*		
Name: *ZAO Golden Line* Location: *51 Ulitsa Schepkina, 129110 Moscow* Mail address: *51 Ulitsa Schepkina, 129110 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *March 31, 1993*	-	-
Name: *ZAO Komstar* Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow* Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 18, 1989*	-	-
Name: *ZAO MTU-Intel* Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *August 13, 2001*	-	-
Name: *ZAO MTU-Inform* Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 30, 1992*	-	-
Name: *ZAO Mediatel* Location: *42a Khoroshevskoye Shosse, 123007 Moscow* Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*	-	-

Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 3, 2000*		
Name: *ZAO Petrodvor* Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow* Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *October 4, 2000*	-	-
Name: *ZAO RadioPage* Location: *Building 1, 23 the 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow* Mail address: *13 the 2nd Zvenigorodskaya Ulitsa, 123022 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *March 20, 1993*	-	-
Name: *ZAO Telmos* Location: *15 Zemledelchesky Pereulok, 119121 Moscow* Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 2, 1993*	-	-
Name: *ZAO Center TS* Location: *Board Room, 6 Matveyevskaya Ulitsa, 119501 Moscow* Mail address: *Building 2, 12 Petrovsky Boulevard, 103051* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *March 12, 1996*	-	-
Name: *OAO MS-Tel* Location: *22, Marksistskaya Ulitsa, 109147 Moscow* Mail address: *Building 2, 12 Petrovsky Boulevard, 103051* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which*	-	-

comprise the charter (partner's) capital of such person Date when the grounds arose: *May 11, 1999*		
Name: *OAO Moscow Cellular Communications* Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow* Mail address: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *January 29, 1992*	-	-
Name: *Independant Pention Fund "Systema"* Location: *Building 4, 35 B. Tatarskaya str, 113185 Moscow* Mail address: *Building 4, 35 B. Tatarskaya str, 113185 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *May 13, 1994*	-	-
Name: *OAO AKB Link-Bank* Location: *7/2 Dmitrovskoye Shosse, 127434 Moscow* Mail address: *7/2 Dmitrovskoye Shosse, 127434 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *May 13, 1994*		
	-	-

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's code: ***00083-A***

Date of the fact (event, action): ***November 19, 2002***
Code of the fact (event, action): ***0400083A19112002***

Open Joint Stock Company Moscow City Telephone Network hereby notifies that it has changed its interests in the following legal entities:

Full official name	***ZAO Golden Line***
Location	***Building 1, 51/4 Shepkina street, 129110 Moscow***
Mail address	***Building 1, 51/4 Shepkina street, 129110 Moscow***
The interest in the Charter Capital held by JSC MGTS before the change:	***50,0%***
The interest in the Charter Capital held by JSC MGTS after the change:	***-***
Date of the change	***November 19, 2002***

Deputy General Director ***Chervony V.A.***

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's code: ***00083-A***

Date of the fact (event, action): ***November 16, 2002***
Code of the fact (event, action): ***0400083A16112002***

Open Joint Stock Company Moscow City Telephone Network hereby notifies that it has changed its interests in the following legal entities:

Full official name	***ZAO MTU-Intel***
Location	***Building 2, 27 Smolenskaya- Sennaya Ploschad, 119121 Moscow***
Mail address	***Building 2, 27 Smolenskaya- Sennaya Ploschad, 119121 Moscow***
The interest in the Charter Capital held by JSC MGTS before the change:	***25,5%***
The interest in the Charter Capital held by JSC MGTS after the change:	***30,0%***
Date of the change	***November 16, 2002***

Deputy General Director ***Chervony V.A.***

Information on a Material Fact (Event, Action) Effecting the Issuer's Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's Code: ***00083-A***

Date of the fact (event, action): ***November 12, 2002***
Code of the fact (event, action): ***1100083A12112002***

On November 13, 2002, JSC Moscow City Telephone Network paid the second coupon of Series A2 interest-bearing documentary bearer bonds of JSC MGTS kept in mandatory centralised custody (state registration No. 4-02-00083-A, registration date: October 17, 2001).
Total number of bonds: One million (1,000,000).
Annual interest rate on the cupon: 20,5%
Coupon amount: 102 Roubles and 78 Kopeck.
Aggregate payments: One Hundred Two Million Seven Hundred Eight Thousand Roubles (RUR 102,780,000).

Director General Deputy ***Chervony V.A.***

Information on Material Fact (Event, Action) Effecting the Issuer's Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's Code: ***00083-A***

Date of the fact (event, action): ***October 16, 2002***
Code of the fact (event, action): ***1100083A16102002***

On October 16, 2002, JSC Moscow City Telephone Network paid the sixth coupon of Tranche 2, Series A1 interest-bearing documentary bearer bonds of JSC MGTS kept in mandatory centralised custody (state registration No. 4-01-00083-A, registration date: September 28, 2002).
Total number of bonds: Two Hundred Forty Thousand (240,000)
Annual interest rate on the coupon: 11,51 %
Coupon amount: 38 Roubles and 67 Kopecks.
Aggregate payments: Nine Million Two Hundred Eighty Thousand Eight Hundred Roubles (RUR 9,280,800).

Director General Deputy ***Chervony V.A.***

Information on a Material Fact (Event, Action) Effecting the Issuer's Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's code: ***00083-A***

Date of the fact (event, action): ***9.10.2002***
Code of the fact (event, action): ***1400083A09102002***

On October 9, 2002, in accordance to the decision of Annual Company's Shareholders meeting "On increase of Company's charter capital trough increase of share's nominal value" OJSC MGTS has executed its shares conversion. Simultaneously canceling its following previously placed shares:

1. ***Type of the share: ordinary non documentary bearer shares.***
   Number of issue: 4.
   Nominal value of each share: RUR 20.
   Number of shares: 79 829 200.
   State registration number: 1-04-00083-A.

2. ***Type of the share: preference non documentary bearer shares.***
   Number of issue: 3.
   Nominal value of each share: RUR 20.
   Number of shares: 15 965 850.
   State registration number: 2-03-00083-A.

Director General Deputy ***Chervony V.A.***

Open Joint Stock Company Moscow City Telephone Network
Taxpayer Identification No. 7710016640

APPROVED
by the Board of Directors of JSC MGTS
Minutes No. 92, dated Тщмуьиук 15, 2002

V.A. Afonin, Secretary of the Board of Directorsof PJSC MGTS ___________
(signature)
[Seal]

QUARTERLY REPORT
OF A SECURITIES ISSUER
for the 3rd quarter of 2002

Public Joint Stock Company
Moscow City Telephone Network

Issuer's Code: 00083-A
Location: Building 3, 12 Petrovsky Boulevard, Moscow, Russia
Mail address: Building 3, 12 Petrovsky Boulevard, Moscow K-51, GSP-9 101999 Russia

The information contained in this quarterly report shall be disclosed pursuant to the laws of the Russian Federation on securities.

V. S. Lagutin, General Director _______
(signature)

I.R. Borisenkova, Chief Accountant _______
(signature)

[Seal]

Contact person: Nenadyshin A.V.
Head of Department
Phone: 950-03-36 Facsimile: 950-03-42
E-mail: *nenadyshin@mgts.ru*

A INFORMATION ON THE ISSUER

9. Full official name of the issuer:
Public Joint Stock Company Moscow City Telephone Network

10. Abbreviated name:
PJSC MGTS

11. Changes in the name and legal form of the issuer:
State-owned Enterprise Moscow City Telephone Network of the Ministry of Communications of the R.S.F.S.R decorated with the Order of Lenin
SOE MGTS
Effective as of: September 8, 1992

Open Type Joint Stock Company Moscow City Telephone Network
MGTS
Effective as of: June 1, 1994

Open Joint Stock Company Moscow City Telephone Network
JSC MGTS
Effective as of: July 11, 1995

The current name is effective as of: *June 16, 2002*

12. State registration of the issuer and the licenses it holds:

Date of the issuer's state registration: *06.01.1994*
State registration certificate (any other documentary confirmation of the issuer's state registration) No.: *005.799*
Registration authority: *The Moscow Registration Chamber*

Licenses:
No.: *3888*
Date of issuance: *08.16.1996*
Valid till: *01.01.2004*
Licensing authority: *Ministry of Communications of the Russian Federation*
Activities: *Telecommunications services*

Number: *10314*
Date of issuance: *07.10.1998*
Valid till: *07.10.2003*
Licensing authority: *the State Committee of the Russian Federation for Communications and Information*

Activities: *domestic and international long-distance communications services*

Number: *268*
Date of issuance: *07.26.1996*
Valid till: *08.12.2004*
Licensing authority: *the Federal Security Service of Moscow and the Moscow Region*
Activities: *work involving information which constitutes state secrets*

Number: *269*
Date of issuance: *07.26.1996*
Valid till: *08.12.2004*
Licensing authority: *the Federal Security Service of Moscow and the Moscow Region*
Activities: *actions and (or) services related to the protection of state secrets*

Number: *153*
Date of issuance: *03.04.1996*
Valid till: *03.04.2002*
Licensing authority: *the State Customs Committee under the President of the Russian Federation*
Activities: *actions related to the protection of information*

Number: *LF/07-1413*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *services related to the coding of information*

Number: *LF/07-1412*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *distribution of cryptographic facilities*

Number: *LF/07-1411*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *maintenance of cryptographic facilities*

Number: *LF/07-1410*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *manufacture of information protection facilities*

Number: *LF/07-1409*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *designing information protection facilities*

Number: *MZHIL No. 0011854*
Date of issuance: *04.30.2001*
Valid till: *04.30.2004*
Licensing authority: *Municipal Economy Licensing Department of the Moscow Licensing Chamber*
Activities: *maintenance and upkeep of dwelling stock and non-residential property in accordance with the attached list*

Number: *MSL 053005*
Date of issuance: *07.24.2000*
Valid till: *07.24.2003*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *acting as a developer*

Number: *MSL 046675*
Date of issuance: *11.05.1999*
Valid till: *11.05.2002*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *construction and assembly*

Number: *MSL 026233-2*
Date of issuance: *05.14.1999*
Valid till: *05.14.2002*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *design*

Number: *MSL 047863*
Date of issuance: *01.21.2000*
Valid till: *01.21.2003*
Licensing authority: *Main Department for Moscow Building Licensing*

Activities: *design of engineering networks and supply lines*

Number: *2901-Ts*
Date of issuance: *05.15.2000*
Valid till: *05.15.2003*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *production, transfer and distribution of electrical energy and heat*

Number: *2902-Ts*
Date of issuance: *05.15.2000*
Valid till: *05.15.2003*
Licensing authority: *Regional Department for Central State Energy Supervision*
Activities: *assembly, adjustment and upkeep of power facilities, electrical and heal equipment and power plants owned by customers*

Number: *MSL 040822*
Date of issuance: *11.27.1998*
Valid till: *11.27.2001*
Licensing authority: *Regional Department for Central State Energy Supervision*
Activities: *design (technological design)*

Number: *LR 020797*
Date of issuance: *07.22.1998*
Valid till: *10.22.2003*
Licensing authority: *Press Ministry*
Activities: *publishing*

Number: *PD No. 00011*
Date of issuance: *08.24.1999*
Valid till: *08.24.2004*
Licensing authority: *Press Ministry*
Activities: *printing*

Number: *SLOD 005777*
Date of issuance: *04.22.2000*
Valid till: *04.22.2003*
Licensing authority: *Education Committee*
Activities: *advanced training (courses)*

Number: *POS-77-066624*
Date of issuance: *06.19.2001*
Valid till: *06.18.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of hazardous cargoes*

Number: *GSS-77-065977*
Date of issuance: *06.04.2001*
Valid till: *06.03.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of cargoes (other than hazardous)*

Number: *AOS-77-066710*
Date of issuance: *06.21.2001*
Valid till: *06.20.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of passengers (own employees) by buses and microbuses*

Number: *ASM-77-038088*
Date of issuance: *11.22.1999*
Valid till: *11.22.2002*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *cross border transportation of passengers (own employees and third persons) by buses*

Number: *LSS-03808*
Date of issuance: *11.22.1999*
Valid till: *11.22.2002*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of passengers by cars*

Number: *TIAZ No. 027878*
Date of issuance: *11.10.1998*
Valid till: *11.10.2001*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *acceptance, storage and refueling of vehicles*

Number: *U00226*
Date of issuance: *04.21.2000*
Valid till: *04.21.2003*
Licensing authority: *FGUP State Research Automobile Institute*
Activities: *application of the GOST R certification compliance mark*

Number: *42 EK-001812*
Date of issuance: *04.05.2000*
Valid till: *04.05.2003*
Licensing authority: *the Federal Mining and Industrial Supervision*
Activities: *operation of elevators (lifts)*

Number: *4205E-02/02551*
Date of issuance: *02.15.1999*
Valid till: *02.15.2002*
Licensing authority: *the Federal Mining and Industrial Supervision of Russia*
Activities: *maintenance and upkeep of gas pipelines; gas equipment for industrial enterprises; monitoring and protection equipment for gas equipment and gas facilities*

Number: *42EK-002652*
Date of issuance: *09.11.2000*
Valid till: *09.11.2003*
Licensing authority: *the Federal Mining and Industrial Supervision of Russia*
Activities: *operation of high pressure vessels*

Number: *MOS 002217*
Date of issuance: *12.31.1998*
Valid till: *01.01.2002*
Licensing authority: *the Moscow and Oka basin water department*
Activities: *dumping rain sewage into the Likhoborka River*

Number: *LMKP 000453*
Date of issuance: *02.28.2001*
Valid till: *02.28.2004*
Licensing authority: *the Moscow Environmental Committee*
Activities: *monitoring the contents of hazardous substances in waste gases of vehicles and adjustment of motors*

13. Taxpayer Identification No. (INN):
7710016640

14. The industry to which the issuer belongs:
OKOHKh Codes:
52300
14971
61124
95300
82000

87100
84300
66000
61129
62000
91517
91610
63100
63200
51500
71100
72200
91514
51221
72200

15. The issuer's location, mail address and contact telephone Nos.:

Location: *Building 3, 12 Petrovsky Boulevard, Moscow, Russia*
Mail address: *Building 3, 12 Petrovsky Boulevard, Moscow K-51, GSP-4 127994 Russia*
Phone: *(095) 950 00 00* Facsimile: *(095) 950 06 18*
E-mail: *mgts@mgts.ru*

16. The issuer's auditor:

Name: *ZAO Deloitte & Touche*
Location: *Building 13, 11 Mokhovaya Ulitsa, 103009 Moscow*
Taxpayer Identification No. (INN): *7703097990*
Mail address: *Building 1, 16/2 Tverskaya Ulitsa, 103009 Moscow*
Phone: *933 7300* Facsimile: *933 7301*
E-mail: *moscow@deloitte.ru*

License held by the auditor:
No.: *004509*
Date of issuance: *02.08.2000*
Date of expiry: *02.06.2003*
Licensing authority: *the Central Licensing Qualification Accounting Commission of the Ministry of Finance of the Russian Federation*

17. Organizations registering the rights to the securities of the issuer

Registrar:
Name: *OAO Reestr*
Location: *29 Ulitsa Ryleeva, 119034 Moscow, Russia*

Mail address: *Building13-14, 13 Myasnitskaya Ulitsa, 101000 Moscow, Russia*
Phone: *(095) 208 58 93 (a branch of Reestr-Svyaz)*
Facsimile: *(095) 208 47 77 (a branch of Reestr-Svyaz)*
E-mail: *sv@aoreestr.ru (a branch of Reestr-Svyaz)*

License:
No.: *01007*
Date of issuance: *03.19.1996*
Date of expiry: *09.23.2002*
Licensing authority: *Federal Securities Market Commission of the Russian Federation*
The date when this registrar opened the register: *12.01.1994*

Depositary which keeps the issuer's securities in centralized custody:
Name: *Non-Commercial Partnership the National Depositary Center*
Location: *11 Bolshoy Kislovsky Pereulok, Moscow, Russia*
Mail address: *Building 4, 1/13 Sredny Kislovsky Pereulok, 103009 Moscow, Russia*
Phone: *7(095)234 42 80* Facsimile: *7(095) 956 09 38*
E-mail: *ord@ndc.ru*

License:
License No.: *177-03431-000100*
Date of issuance: *12.04.2000*
Date of expiry: *no*
Licensing authority: *the Federal Securities Commission of the Russian Federation*
Opening date of business: *10.17.2000*

18. The issuer's depositary:

The Company has no depositary.

19. Participants in the issuer:

Total number of shareholders (participants): *9,871*

Holders of at least 5% of the issuer's charter capital:

19.1. Name: *Public Joint Stock Company "AFK Sistema"*
Location: *Building 2, 20 Ulitsa Spiridonovka, 103001 Moscow*
Mail address: *10 Leontyevsky Pereulok, 103009 Moscow*
Interest: *41.0503%*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.1.1.Yevtushenkov Vladimir Petrovich
Inyerest: 75.6%

19.2 Name: *OAO Communications Investment Company (OAO Svyaz-invest)*
Location: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Mail address: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Interest: *23.3333%*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.2.1 Name: *Ministry of State Property of the Russian Federation*
Location: *9 Nikolsky Pereulok, 103132 Moscow*
Mail address: *9 Nikolsky Pereulok, 103132 Moscow*
Interest: *50% + 1*

19.2.2 Name: *MUSTCOM LIMITED*
Location: *the Republic of Cyprus*
Mail address: *22/13 Voznesensky pereulok, Moscow, 103009*
Interest: *25% +1*

19.2.3 Name: *Russian Federal Property Fund*
Location: *117049, Moscow, 9 Leninsky prospect*
Mail address: *117049, Moscow, 9 Leninsky prospect*
Interest: *25% - 2*

19.3 Name: *ING Bank (Euroasia) ZAO*
Location: *31 Krasnaya Presnia str.,123022, Moscow*
Mail address: *31 Krasnaya Presnia str., 123022, Moscow*
Interest: *5.8035% (nominee)*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.3.1. Name: *ING Bank (Euroasia) ZAO*
Location: *2631 Stravinsklilaan, 1077 33 Amsterdam, The Netherlands*
Mail address: *ING Bank N.V., P.O. Box 810, 1000 AV Amsterdam, The Netherlands*
Interest: 70%

20. The issuer's corporate bodies structure:

Company's governing bodiea are structured as follows:

General meeting of shareholders shall be the supreme governing body of the Company.
Board of Directiors elected by the general shareholders meeting provides the general managenett of the Company

The Board of Directors of the Company shall perform the general management of the activities of the Company, except the matters which fall within the exclusive competence of the general meeting of shareholders. The following matters shall fall within the exclusive competence of the Board of Directors:

The following matters shall be within the competence of the Board of Directors:

1) determination of the Company's business priorities;

2) convening of the annual General Shareholders' Meeting and any extraordinary General Shareholders' Meeting, except for the cases where no decision is taken by the Board of Directors on convoking an extraordinary General Shareholders' Meeting or a decision is made to refuse to convene it;

3) approval of the agenda of the General Shareholders' Meeting;

4) determination of the date of drawing up the list of shareholders entitled to participate in the General Meeting of Shareholders, and other issues relating to the competence of the Board of Directors according to the provisions of Article 12 of the Charter and pertaining to the preparation and conduct of the General Shareholders' Meeting;

5) increase of the Charter Capital of the Company at the expense of the Company's effects by way of placing by the Company of additional shares, to the extent of the amount and categories (types) of the stated (declared) shares, only among the shareholders in proportion to the number of the shares in their possession, as well as placing of common shares by an open subscription making up 25% and less of the previously placed common shares of the Company.

6) placing by the Company through an open subscription of emissive securities convertible into common shares constituting 25% and less of the previously placed common shares of the Company.

7) placing by the Company of bonds and other emissive securities in the cases provided for by the Federal Law "On Joint Stock Companies"

8) determination of the value (monetary valuation) of the Company's effects, placement and redemption value of emissive securities in the cases provided for by the Federal Law "On the Joint Stock Companies";

9) acquisition of the shares, bonds and other securities placed by the Company in the cases provided for by the Federal Law "On Joint Stock Companies";

10) forming of the Management Council and early termination of its powers;

11) recommendations as to the amount of remunerations and compensations payable to the members of the Auditing Commission and determination of the fee payable for the Company Auditor services;

12) recommendations as to the amount of the dividend on shares and its payment procedure;

13) use of the Reserve Fund and other funds of the Company;

14) approval of internal documents of the Company, except for the internal documents which adoption is placed by the Federal Law "On Joint Stock Companies" within the competence of the General Meeting of Shareholders, as well as of other internal documents of the Company which approval is placed by the Company's Charter within the competence of the executive bodies of the Company;

15) establishment of branch offices, individual units, as well as opening of representative offices and their liquidation;

16) approval of major transactions in the cases stipulated for by Chapter X of the federal Law "On Joint Stock Companies";

17) approval of transactions stipulated for by Chapter XI of the Federal Law "On the Joint Stock Companies"

18) approval of the Registrar of the Company and terms and conditions of the contract with him, as well as termination of such contract with him;

19) preliminary approval of annual reports, the annual book-keeping accounts, including profit and loss statement (profit and loss accounts), as well as determination of profits and losses of the Company per the results of fiscal year;

20) adoption of decision on participation (termination of participation, change of the share of participation) of the Company in other organizations, including participation by way of purchasing, sale of shares, stocks of other organizations, excepting the cases provided for by Subitem 17, Item 2 of Article 12 of the present Charter;

21. adoption of decisions on issuing securities, approval of issuing prospectuses, and of securities issue results statements;

22) preliminary coordination of a transaction or several transactions interrelated with regard to alienation or possibility of alienation by the Company, directly or indirectly, of property which value makes up from 1,0% to 25% of the balance value of the Company's assets according to the book-keeping

accounts of the Company on the last reporting date;

23) consideration of the Auditing Commission and Auditor reports;

24) determination of the content, volume of and procedure for protection of the information constituting a state secret;

25) determination of the persons authorized to sign contracts of employment with the General Director and members of the Management Council;

26) approval of terms and conditions of labor contracts concluded with the General Director and members of the Management Council;

27 rescindment of the contract of employment with the General Director in the event of early termination of his powers by the General Meeting of Shareholders;

28) approval of regulations on branches, representative offices and individual units of the Company, introducing amendments and additions into their regulations;

29) other matters provided for by the Federal Law "On Joint Stock Companies";

3. Resolution of matters placed within the competence of the Board of Directors shall not be delegated to an executive body of the Company;

An annual general meeting of shareholders shall elect at least 9 members of the Board of Directors pursuant to this Charter of the Company for a one year term.
The persons elected to the Board of Directors may be subsequently re-elected for an unlimited number of terms.
The authority of members of the Board of Directors of the Company may be early terminated by decision of the general meeting of shareholders.
A decision of the general meeting of shareholders on early termination of the authority may be adopted only with regard to all members of the Board of Directors of the Company.
Members of the Board of Directors shall be elected by a cumulative vote.
Members of the Management Board of the Company shall not comprise the majority of the Board of Directors of the Company. The General Director may not at the same time be the Chairman of the Board of Directors of the Company.
Day-to-day activities of the Company shall be supervised by the General Director and the Management Board of the Company. The General Director shall simultaneously act as the Chairman of the Management Board of the Company. The General Director shall represent the opinion of the Management Board at meetings of the Board of Directors and at meetings of shareholders The General Director of the Company shall be

the head of its Management Board and shall be appointed at a general meeting of shareholders for a five-year period.
The Management Board of the Company shall be established and early terminated by decision of the Board of Directors upon recommendation of the General Director.
The General Director of the Company shall have the authority to take decisions on all matters relating to the day-to-day management of the activities of the Company, except the matters which belong to the exclusive competence of the general meeting of shareholders, the Board of Directors and the Management Board of the Company.
The General Director shall cause the decisions of the general meeting of shareholders and the Board of Directors of the Company to be implemented.
The Management Board shall act on the basis of the Charter and the Regulations on the Management Board approved by the Board of Directors which shall establish the period and procedure of calling and holding its meetings and the procedure of taking decisions.
The following matters shall belong to the competence of the Management Board:

- *To consider current and prospective plans.*

- *To prepare proposals with regard to establishment and application of specialized funds and reserves.*

- *To consider proposals with regard to the tariff policies.*

- *To consider the matters related to the investment policies, to approve investment plans, to enter into transactions.*

- *To approve Regulations, instructions, Rules and any other internal regulations of the Company.*

- *To consider any other matters duly proposed by members of the Management Board.*

The number of members of the Management Board shall be determined and the Management Board shall be established upon recommendation of the General Director of the Company.
The rights and obligations of the General Director and members of the Management Board with regard to day-to-day management of the Company shall be specified by the Federal Law "On Joint Stock Companies", other laws of the Russian Federation, this Charter and the labor agreement (contract) with the Company to be entered into by each such person with the Company.

Members of the Board of Directors of the Company, the General Director and members of the Management Board shall be liable to the Company for the loss inflicted on the Company through their faulty actions or failure to act unless applicable laws provide for other grounds and scope of liability.

Competence of the general meeting of shareholders (participants) of the issuer pursuant to the charter (constituent documents):

The following matters shall be within the competence of the General Meeting of Shareholders:

1) introduction of amendments and additions to this Charter or the approval of the Charter of the Company in a revised version;

2) reorganization of the Company;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets;
4) determination of the numerical composition of members of the Board of Directors, election of the members of the Board of Directors and early termination of their powers;

5) determination of the number, nominal value, category (type) of authorized (declared) shares;
6) increase of the Charter Capital by means of an increase of the nominal value of shares or placement of additional shares;

Increase of the Charter Capital by means of placement of additional shares through a closed subscription or placement of common shares through an open subscription, which make up over 25% of the previously placed common shares of the Company;

7) reduction of the Company's Charter Capital by means of a reduction of the nominal value of placed shares, acquisition by the Company of a part of the placed shares in order to reduce their total number, as well as by way of cancellation of the shares acquired or redeemed by the Company;

8) forming of a sole executive body – the General Director, and early termination of his powers;

9) determination of the numerical composition of the Auditing Commission, election of its members and early termination of its powers;

10) approval of the Auditor of the Company;

11) approval of the annual reports, accounting balance sheets, profit and loss accounts of the Company, as well as distribution of its profits and losses,

including payment (declaration) of dividends, and the losses of the Company per the results of the fiscal year;

12) determination of the procedure for holding the General Meeting of Shareholders (approval of the "Rules of Procedure of the General Meeting of Shareholders of MGTS"

13) splitting or consolidation of shares;

14) taking decisions on the approval of transactions in the cases stipulated by Article 83 of the Federal Law "On Joint Stock Companies";

15) taking decisions concerning the approval of major transactions in the cases provided for by Article 79 of the Federal Law "On Joint Stock Companies;

16) acquisition by the Company of placed shares in the cases stipulated for by the Federal Law "On Joint Stock Companies";

17) taking a decision concerning the participation in holding companies, financial and industrial groups, and other business associations;

18) approval of the by-laws regulating operation of the bodies of the Company:

a) Regulations on the Board of Directors;

b) Regulations on the Auditing Commission of the Company;

c) Regulations on the Management Council of the Company;

d) Regulations on the General Director;

19) approval of the amount, form and procedure for annual payment of dividends on all the categories (types) of the shares;

20) taking a decision on reimbursement of the costs in the event of convocation of an extraordinary meeting by the persons requested the holding thereof, at the expense of the Company;

21) placement of the emissive securities of the Company by way of a closed subscription to be converted into shares;

Placement of the emissive securities of the Company by way of an open subscription, to be converted into the common shares that make up over 25% of the shares placed previously;
22) resolution of other issues provided for by the Federal Law "On Joint Stock Companies" and the present Charter;

3. Matters placed within the competence of the General Shareholders' Meeting may not be delegated, for their resolution, to the Management Council or General Director of the Company;

4. The General Meeting of Shareholders shall not have the right to consider and make decisions on the matters that are not placed within its competence.

The general meeting of shareholders shall be the supreme governing body of the Company. The Company shall hold its annual general meetings of shareholders once a year. Each annual general meeting of shareholders shall be held not earlier than two months and not later than six months following the end of the financial year of the Company. An annual general meeting of shareholders shall decide on election of members of the Board of Directors of the Company, its Audit Commission, approve the auditor of the Company, consider and approve the annual report, the balance sheets, the profit and loss statement and distribution of profits and losses submitted by the Board of Directors. Any general meeting of shareholders other than the annual meeting shall be an extraordinary meeting.

The following issues shall belong to the exclusive competence of the General Meeting of Shareholders:

Competence of the Board of Directors (Supervisory Board) of the issuer pursuant to the charter (constituent documents):

The Board of Directors of the Company shall perform the general management of the activities of the Company, except the matters which fall within the exclusive competence of the general meeting of shareholders.

The Board of Directors of the Company shall have the following exclusive competence:

1. *To determine the priority activities of the Company and to approve annual plans of financial and business operations of the Company.*

2. *To call annual and extraordinary general meetings except the events when the Board of Directors fails or refuses to call an extraordinary general meeting of shareholders.*

3. *To approve the agenda of a general meeting of shareholders.*

4. *To determine the date of closing the list of the shareholders having the right to participate in a general meeting and to decide on other matters in connection with preparation of such meetings which belong to the competence of the Board of Directors pursuant to Section 9.1. of the Charter*

and those related to preparation and holding a general meeting of shareholders.

5. *To submit for decision of the general meeting matters referred to in Sections 9.2.2, 9.2.12, 9.2.14 and 9.2.21 of the Charter.*

6. *To adopt decisions on issuance of securities, to approve prospectuses and reports on the results of issuance of securities.*

7. *To offer bonds and other securities of the Company.*

8. *To determine the market value of the assets pursuant to Article 77 of the Federal Law "On Joint Stock Companies".*

9. *To repurchase outstanding shares, bonds and other securities of the Company.*

10. *To establish and terminate the Management Board of the Company and to determine the remuneration payable to members of the Management Board.*

11. *To recommend on the amount of remuneration payable to members of the Company's Audit Commission and to determine the remuneration of the auditor.*

12. *To recommend on the amount of dividends on shares and the procedure of payment thereof.*

13. *To apply the reserve fund and other funds of the Company.*

14. *To approve internal documents of the Company governing the matters which belong to the competence of the Board of Directors other than documents which shall be approved at the general meeting of shareholders.*

15. *To establish branches and to open representative offices of the Company and to terminate them.*

16. *To enter into large transactions related to purchase or disposal of the Company's assets the value of which amounts to 25 through 50% of the book value of the Company's assets.*

17. *To decide on participation (termination of participation or change in the interest) of the Company in other organizations or associations of commercial entities, including by purchase or sales of shares or interest in*

other entities, except decisions on participation in holding companies and financial and industrial groups.

18. *To approve preliminarily any transaction or a series of related transactions in connection with direct or indirect disposal or potential disposal of any property of the Company the value of which amounts to 0.5 through 25 per cent of the book value of the Company's assets as of the date of the decision on such transactions carried out by the executive bodies of the Company.*

19. *To enter into transactions involving a conflict of interests in the events provided for in the Federal Law "On Joint Stock Companies" (Chapter XI).*

20. *To approve preliminarily the annual report, the balance sheet, the profit and loss statement, distribution of the income and loss.*

21. *To consider the report of the Audit Commission and the opinion of the auditor.*

22. *To decide on appointment of a specialized registrar of the Company.*

23. *To determine the nature, scope and method of protection of the information constituting commercial secrets.*

24. *To nominate members of the Counting Commission.*

25. *To determine the persons authorized to execute contracts (agreements) with the General Director and members of the Management Board.*

26. *To approve the terms of contracts (agreements) to be executed with the General Director and members of the Management Board.*

27. *To consider the remuneration payable to the General Director based on the results of operations.*

28. *To determine the person authorized to act as the General Director in the event the General Director is unable to act.*

29. *To terminate the contract (agreement) with the General Director in the event he is terminated early at a general meeting of shareholders.*

30. *Other matters provided for in the Federal Law "On Joint Stock Companies" and the Charter of the Company.*

The matters which belong to the exclusive competence of the Board of Directors of the Company may not be delegated to the executive body of the Company.

The Board of Directors may not adopt a decision to purchase the Company's shares in the event the nominal value of the Company's outstanding shares is less than 90% of the Charter Capital.

Decisions at meetings of the Board of Directors shall be adopted by a majority of votes present at the meeting, except decisions on large transactions involving the assets the value of which amounts to 25 through 50 per cent of the book value of the Company's assets. Decisions on such transactions shall be adopted unanimously by the members of the Board of Directors present at the meeting or taking part in absentee voting.

In the event the Board of Directors fails to reach a unanimous decision, such matter shall be referred for consideration to the general meeting of shareholders of the Company.

Competence of the issuer's individual and collective executive bodies pursuant to the charter (constituent documents):

The following matters shall belong to the competence of the Management Board:

1. *To consider current and prospective plans, reports and proposals with regard to implementation of the chartered goals and objectives of the Company, to implement decisions of general meetings and the Board of Directors, to submit relevant documents to the Board of Directors.*

2. *To prepare proposals with regard to establishment and application of specialized funds and reserves of the Company and to submit relevant documents to the Board of Directors.*

3. *To consider proposals with regard to the tariff policies of the Company.*

4. *To consider the matters related to the investment policies, to approve investment plans, to enter into transactions with the value of 10 through 25 per cent of the book value of the Company's assets at proposal of the General Director.*

5. *To approve, upon preliminary coordination with the Board of Directors, a transaction or a series of related transactions in connection with direct or indirect disposal or potential disposal by the Company of its assets*

with the value of 0.5 through 25 per cent of the book value of the Company's assets as of the date of the decision on such transactions.

6. *To approve Regulations, instructions, Rules and any other internal regulations of the Company.*

7. *To consider any other matters duly proposed by members of the Management Board.*

The General Director of the Company shall have the authority to take decisions on all matters relating to the day-to-day management of the activities of the Company, except the matters which belong to the exclusive competence of the general meeting of shareholders, the Board of Directors and the Management Board of the Company. The General Director shall act on behalf of the Company without a power-of-attorney, including representing the interests of the Company, entering on behalf of the Company into transactions, concluding agreements, issuing powers-of-attorney, approving the Schedule of Positions, issuing orders binding upon all employees of the Company, executing any documents on behalf of the executive bodies of the Company, acting as an executive manager with regard to development of the List of Information Constituting Commercial Secrets, issuing orders and giving instructions on compliance with the requirements of protection of commercial secrets.

The General Director shall simultaneously act as the Chairman of the Management Board of the Company.

The General Director shall represent the opinion of the Management Board at meetings of the Board of Directors and at meetings of shareholders.

The Management Board of the Company shall be established and early terminated by decision of the Board of Directors upon recommendation of the General Director.

The number of members of the Management Board shall be determined and the Management Board shall be established upon recommendation of the General Director of the Company.

Heads of the branches and representative offices shall be appointed by the Company's General Director and shall act on the basis of a power-of-attorney issued by the General Director.

The term of authority of the General Director shall commence as of the date when he is appointed at an annual general meeting of shareholders.

21. Members of the Board of Directors (Supervisory Board) of the issuer:

The Board of Directors
Chairman: *Nail I. Ismailov*

Members of the Board of Directors:

Alexander Yu. Goncharuk
Born in ***1956***

Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***PJSC "Joint Stock Financial Corporation Sistema"***
Field of activity: ***information and consulting services***
Position: ***Vice President***

Period: ***1996 through present time***
Entity: ***PJSC "Joint Stock Financial Corporation Sistema"***
Field of activity: ***information and consulting services***
Position: ***Member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***JSC "System of Telecommunications, Information and Communications"***
Field of activity: ***communications***
Position: ***General Director, member of the Board of Directors***

Period: ***1999 through 2002***
Entity: ***PJSC "Moscow Ssience and Technologies Commity"***
Field of activity: ***Investment***
Position: ***member of the Board of Directors***

Period: ***1998 -2002***
Entity: ***Center-TS ZAO***
Field of activity: ***communications***
Position: ***General Director, member of the Board of Directors***

Period: ***1999 through present time***
Entity: ***Center-Telko ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1999 through 2001***
Entity: ***Center of Prospective Design Vympel-Sistema ZAO***

Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Radio and Technical Institution named after Academician A.L. Mints OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *AOOT NPK The Research Institute of Long-Distance Radio Communications*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *NPK High Technologies and Strategic Systems ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *Research and Technical Enterprise Intellect Telecom ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *The Information System for Business ZAO*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Invest-Svyaz-Holding ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Comstar ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *E-Sistema.RU ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Scientific Center Concern OAO*
Field of activity: *research and design*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Moscow Cellular Communications OAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through 2001*
Entity: *MS-Tel OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through 2001*
Entity: *Radio Technical and Information Systems Concern OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Telecom XXI*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***51,843***
Commission (RUR): ***0***
Other remuneration in kind (RUR): 0
Total (RUR): ***51,843***

Nail I. Ismailov
Born in ***1939***
Positions held in the past five years:
Period: ***1996 through 1999***

Entity: *OAO Communications Investment Company*
Field of activity: ***communications***
Position: *General Director*

Period: *1999 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: ***communications***
Position: *Chairman of the Board of Directors*

Period: *1999 -2002*
Entity: *OAO Nizhegorodsksvyazinform*
Field of activity: ***communications***
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *OAO Electrosvyaz of Rostov region*
Field of activity: ***communications***
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *OAO Volgatelecom*
Field of activity: ***communications***
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***69,084***
Commission (RUR): ***0***
Other remuneration in kind (RUR):
Total (RUR): ***69,084***

Vladimir S. Lagutin
Born in *1947*
Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: ***communications***
Position: *General Director*

Period: *1998 through present time*
Entity: *Comstar ZAO*

Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 through present time*
Entity: *Telmos ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 through present time*
Entity: *Center-TS ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through present time*
Entity: *Petrodvor ZAO*
Field of activity: *leasing out real estate*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: *0.03617%*
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *171,089*
Bonuses (RUR): *353,399*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *524,488*

Alexander V. Lopatin
Born in ***1964***

Positions held in the past five years:
Period: *1996 through 1999*
Entity: *RAO UES of Russia*
Field of activity: *power engineering*
Position: *Treasurer*

Period: *1999 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Deputy General Director*

Period: *2001 through present time*
Entity: *ZAO MobiTel*
Field of activity: *construction of communications facilities*

Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *member of the Management Board*

Period: *2000 through present time*
Entity: *OAO The Central Telegraph Office*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Khantymansiyskorktelecom*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Central Telecommunications Company*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO Dalstoy*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: Non comercial Partnership *"Ceter of Teleccom dedelopment problem learning"*
Field of activity: *communications*
Position: Director

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company*:* *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *51,843*
Commission (RUR): *0*

Other remuneration in kind (RUR): *0*
Total (RUR): *51,843*

Yevgeny G. Novitsky
Born in ***1958***
Positions held in the past five years:

Period: ***1998 through present time***
Entity: ***AOOT Joint Stock Financial Corporation Sistema***
Field of activity: ***information and consulting services***
Position: ***President, member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Sistema-Invest ZAO***
Field of activity: ***information and consulting services***
Position: ***member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Region Joint Stock Company of Scientific and Technical Development OAO***
Field of activity: ***information services***
Position: ***member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Scientific Center Concern OAO***
Field of activity: ***research and design***
Position: ***member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Mobile TeleSystems OAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1999 through 2001***
Entity: ***MKNT & Co. OAO***
Field of activity: ***investments***
Position: ***member of the Board of Directors***

Period: ***1999 through present time***
Entity: ***OAO Russian Insurance People's Company (ROSNO)***
Field of activity: ***insurance***
Position: ***member of the Board of Directors***

Period: ***1999 through 2001***
Entity: ***Sistema-Neft OAO***

Field of activity: *oil recovery and refining*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO The "Mass Media Systems" Media-Center Mass Media and Advertising Concern*
Field of activity: *mass media*
Position: *member of the Board of Directors*

Period: *1998 through present time*
Entity: *ZAO System of Telecommunications, Information and Communications*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO AKB Moscow Bank of Reconstruction and Development*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO Angstrem*
Field of activity: *electronics*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *ZAO Olympic System*
Field of activity: *information and consulting services*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO NPK High Technologies and Strategic Systems*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *Simet-M ZAO*
Field of activity: *metal constructions*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Information Systems for Business*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Invest-Svyaz-Holding*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Ankey/Holding*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO Kvant*
Field of activity: *electronics*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO Radio Technical and Information Systems Concern*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *ZAO Metropolis Publishing and Advertising Group*
Field of activity: *mass media*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecom XXI*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Sistema-Gals*
Field of activity: *construction*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Bolshaya Ordynka*
Field of activity: *construction*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company*: no*

Remuneration paid out in the reporting quarter:

Salary (RUR): *55,267*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *55,267*

Semyon V. Rabovsky
Born in ***1954***
Positions held in the past five years:
Period: ***1996 through 2001***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***First Deputy General Director, Head of the Customer Services Department***

Period: ***1998 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***First Deputy General Director***

Period: ***1999 through 2001***
Entity: ***AMT ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1999 through present time***
Entity: ***ZAO Golden Line***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 through present time***
Entity: ***ZAO MTU-Intel***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.01321%***
Interest held in the issuer's subsidiary or dependent company:
Name: ***ZAO Research and Technical Center Komset***
Interest: ***1.8%***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***53,843***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***

Total (RUR): *53,843*

Irina M. Ragozina
Born in *1950*
Positions held in the past five years:
Period: *1996 through 1997*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Deputy Head of the Securities and Stockholdings Management Service*

Period: *1997 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Head of the Stockholdings Management Service, Director of the Corporate Management Department*

Period: *2001 through present time*
Entity: *OAO Svyazinform of the Chelyabinsk Region*
Field of activity: *communications*
Position: *Chairperson of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO "North-West Telecom"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Kamchatskssvyazinform*
Field of activity: *communications*
Position: *Chairperson of the Board of Directors*

Period: *2001*
Entity: *OAO Electrical Communications of the Kurgan Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *51,843*
Commission (RUR): *0*
Other remuneration in kind (RUR): *55,267*

Total (RUR): *51.843*

Valery N. Yashin
Born in *1941*
Positions held in the past five years:
Period: *1996 through 1999*
Entity: *OAO The Petersburg Telephone Network*
Field of activity: *communications*
Position: *General Director*

Period: *1999 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *General Director*

Period: *2001 through present time*
Entity: *ZAO The Saint-Petersburg Pay Telephones*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *Chairman of the Management Board*

Period: *2001 through present time*
Entity: *ZAO MobiTel*
Field of activity: *construction of communications facilities*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Svyazinvest-Media*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *investments into communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Central Telecommunications Company*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecominvest*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Petersburg Telephone Network*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO RTComm.RU*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Orel Region*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***51,843***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***55,267***
Total (RUR): ***51,843***

Vadim S. Degtyarev
Born in ***1975***
Positions held in the past five years:

Period: *1994 through 1997*
Entity: *CT Bowring Ltd (Marsh and McLennan)*
Field of activity: *insurance*
Position: *insurance agent*

Period: *1997 through present time*
Entity: *Brunswick Capital Management*
Field of activity: *investments*
Position: *Fund Manager*

Period: *2001 through present time*

Entity: *OAO Samarasvyazinform*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO TsUM*
Field of activity: *commerce*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *51,843*
Commission (RUR): *0*
Other remuneration in kind (RUR): *55,267*
Total (RUR): *51,843*

Anton I. Osipchuk
Born in *1967*
Positions held in the past five years:

Period: *1996 through 1996*
Entity: *AKB Incombank of Saint Petersburg*
Field of activity: *banking*
Position: *Head of the Profit Center for operations with securities and consulting on investments and finance*

Period: *1996 through 1997*
Entity: *OAO AB Incombank*
Field of activity: *banking*
Position: *Deputy Manager*

Period: *1997 through 2000*
Entity: *OAO Telecominvest*
Field of activity: *investments*
Position: *Deputy General Director for Economy and Finance*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments*
Position: *First Deputy General Director*

Period: *2000 through present time*

Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *member of the Management Board*

Period: *2001 through present time*
Entity: *OAO PTS*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO MobiTel*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO North-West Telecombank*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The South Telecommunications Company*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO RTComm.RU*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Svyazinform of the Samara Region*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Uralsvyazinform of the Perm Region*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*

Entity: *OAO Nizhegorodsvyazinform*
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company*:* ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***51,843***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***55,267***
Total (RUR): ***51,843***

Alexander P. Vronets
Born in ***1954***
Positions held in the past five years:

Period: ***1994 - 1996***
Entity: *OAO Giprosviaz*
Field of activity: ***telecom***
Position: ***Director General***

Period: ***1996 through present time***
Entity: ***OAO "Joint Stock Financial Corporation Sistema"***
Field of activity: ***Consulting***
Position: ***membet of the Boatd of Directors***

Period: ***1996 through preent time***
Entity: ***ZAO "Sistema Telecom"***
Field of activity: ***telecom***
Position: ***Deputy Director General***

Period: ***1999 - 2001***
Entity: *OAO Giprosviaz*
Field of activity: ***telecom***
Position: ***member of the Board of Directors***

Period: ***1999 -trough present time***
Entity: ***OAO Mobile TeleSistems***
Field of activity: ***telecom***
Position: ***member of the Board of Directors***

Period: ***1999 - 2002***
Entity: ***ZAO Telmos***

Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *1999 trough present time*
Entity: *ZAO Mediatel*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Entity: *OAO MS-Tel*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Entity: *ZAO Telmos*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Entity: Telecom Equipment Suppliesr and Users Unio
Field of activity: *non comercial organization*
Position: *member of the Board of Directors*

Period: *2000 trough present time*
Entity: OAO Intellect Telecom
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2000 - 2001*
Entity: *ZAO Metro Telecom*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2002 trouhg present time*
Entity: *ZAO Interrigional Tranzit Telecom*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2002 trouhg present time*
Entity: *Invest Svyaz Holding*
Field of activity: *Leasing*
Position: *member of the Board of Directors*

Period: *2002 trouhg present time*
Entity: *ZAO "I – Sistema"*

Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2002 trouhg present time*
Entity: *ZAO Center Telco*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2002 trouhg present time*
Entity: *OAO MSS*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***51,843***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***55,267***
Total (RUR): ***51,843***

Viktor D. Savchenko
Born in ***1960***
Positions held in the past five years:

Period: ***1994-2001***
Entity: Ministry of Justice
Field of activity: law
Position: *Lawer*

Period: ***2001 trough present time***
Entity: OAO "Investment Communicatiom Company"
Field of activity: telecom
Position: ***Head of the Law Department***

Period: ***2002 trough present time***
Entity: OAO Khantymansiyskokrtelecom
Field of activity: telecomunication
Position: ***membet of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *51,843*
Commission (RUR): *0*
Other remuneration in kind (RUR): *55,267*
Total (RUR): *51,843*

22. Individual and collective corporate bodies and officials of the issuer's manager

The issuer's individual executive body and members of the collective executive body:

Vladimir S. Lagutin
Born in *1947*
Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *General Director*

Period: *1998 through present time*
Entity: *Comstar ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 through present time*
Entity: *Telmos ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 through present time*
Entity: *Center-TS ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through present time*
Entity: *Petrodvor ZAO*
Field of activity: *leasing out real estate*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: *0.03617%*
Interest held in the issuer's subsidiary or dependent company*: no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *171,089*

Bonuses (RUR): *353,399*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *524,488*

Irina R. Borisenkova
Born in ***1963***
Positions held in the past five years:

Period: ***1996 through 1997***
Entity: ***Kit TOO***
Field of activity: ***wood processing***
Position: ***Chief Accountant***

Period: ***1997 through 1997***
Entity: ***OOO Evrostroykomplekt***
Field of activity: ***construction***
Position: ***Finance Director***

Period: ***1998 through 2000***
Entity: ***OAO Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Finance Comptroller, First Deputy Chief Accountant***

Period: ***2000 through present time***
Entity: ***OAO Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Chief Accountant***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***136,232***
Bonuses (RUR): ***64,544***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***136,778***
Total (RUR): 190,776

Vladimir A. Afonin
Born in ***1939***
Positions held in the past five years:
Period: ***1996 through 1997***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***telecommunications***

Position: *Executive Officer*

Period: ***1997 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***telecommunications***
Position: ***Personnel Manager***

Interest in the issuer's charter capital: ***0.000313%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *136,067*
Bonuses (RUR): *42,156*
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): *178,223*

Rashit M. Zamaldinov
Born in ***1954***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of UASiT***

Period: ***2000 -2002***
Entity: *Mediatel ZAO*
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2000 –trough oresent time***
Entity: *ZAO Telmos*
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *137,983*
Bonuses (RUR): *32,444*
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): *167,596*

Valentina Ya. Irzhova
Born in ***1946***
Positions held in the past five years:
Period: ***1996 through 1997***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Head of the legal division***

Period: ***1997 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Head of the Law Department***

Period: ***1999 through 2001***
Entity: ***PTT-Teleport Moscow ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***MTU-Inform ZAO***
Field of activity: ***telecommunications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.00063%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***127,490***
Bonuses (RUR): ***26,204***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***153,694***

Alexander K. Zhilin
Born in ***1946***
Positions held in the past five years:
Period: ***1996 through 1999***
Entity: ***the Federal Security Service of the Russian Federation***
Field of activity: ***military service***
Position: ***military man***

Period: ***2000 through present time***
Entity: ***OAO Moscow City Telephone Network***
Field of activity: ***communications***

Position: *Deputy General Director, Chief of the Security Service*

Period: *2000 through present time*
Entity: *ZAO Special Information Service*
Field of activity: *research, design and project development*
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *145,860*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *145,860*

Vladimir O. Kostrov
Born in *1960*
Positions held in the past five years:
Period: *1999 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Chief Operating Officer*

Period: *1999 through present time*
Entity: *City-Telecom ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.0001%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *132,388*
Bonuses (RUR): *16,348*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *148,736*

Sergey N. Ksenofontov
Born in *1955*
Positions held in the past five years:
Period: *1996 through 1999*

Entity: *Moscow Technical University of Communications and Information*
Field of activity: *education*
Position: *Dean, Faculty of Multi-Channel Telecommunications*

Period: *1999 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Head of the Capital Construction Department*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *126,459*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *128,459*

Yuri M. Kulikov
Born in *1949*
Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Division Manager*

Period: *1998 through present time*
Entity: *OAO Holiday Hotel Priazovye*
Field of activity: *services (treatment and recreation)*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: *0.0306%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *109,847*
Bonuses (RUR): *28,395*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *138,242*

Viktor S. Panov
Born in *1950*

Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of the Department of Technical Operation of Telecommunications*

Period: *1998 through present time*
Entity: *Comstar ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.00767%*
Interest held in the issuer's subsidiary or dependent company:
Name: *ZAO Research and Technical Center Komset*
Interest: *1.8%*

Remuneration paid out in the reporting quarter:
Salary (RUR): *132,171*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *132,171*

Semyon V. Rabovsky
Born in ***1954***
Positions held in the past five years:

Period: *1996 through 2001*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy General Director, Head of the Customer Services Department*

Period: *2001 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy General Director*

Period: *1999 -2002*
Entity: *Golden Line ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 -2002*

Entity: *AMT ZAO*
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2002through present time***
Entity: ***ZAO MTU-Intel***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2002 trough present time***
Entity: ***MTU Inform***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***0.01321%***
Interest held in the issuer's subsidiary or dependent company:
Name: ***ZAO Research and Technical Center Komset***
Interest: ***1.8%***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***129,923***
Bonuses (RUR): ***51,843***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***181,766***
Total (RUR): ***269,213***

Nikolay V. Savlukov
Born in ***1958***
Positions held in the past five years:
Period: ***1996 through 2000***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, head of the security service***

Period: ***2000 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of UIRIS***

Period: ***1999 through present time***
Entity: ***Research and Technical Center Komset ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.00214%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***1118,501***
Bonuses (RUR): ***6,055***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***118,501***

Igor A. Solomatnikov
Born in ***1946***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Division Manager***

Period: ***2000 through present time***
Entity: ***MTK-Trunk ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1999 2002***
Entity: ***PTT-Teleport Moscow ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.08581%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***241,227***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***241,227***
Total (RUR): ***116,415***

Viktor A. Chervony
Born in ***1956***
Positions held in the past five years:
Period: ***1996 through 1997***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy Chief Accountant for Financial Control***

Period: *1997 through 2000*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy Chief Accountant*

Period: *2000 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of the Economy and Finance Department*

Period: *2000 through present time*
Entity: *AKB LINK-Bank OAO*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Petrodvor ZAO*
Field of activity: *leasing out real estate*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO AKB Moscow Bank of Reconstruction and Development*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *AMT ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *138,887*
Bonuses (RUR): *48,643*
Commission (RUR): *0*

Other remuneration in kind (RUR): ***0***
Total (RUR): ***187,530***

Vladimir I. Sutyagin
Born in ***1945***

Positions held in the past five years:
Period: ***1996 through 2000***
Entity: ***JSC Moscow City Telephone Network, UITO Service***
Field of activity: ***communications***
Position: ***Deputy Head of UITO Service for General Matters and Commercial Operations***

Period: ***2000 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of UITO Service***

Period: ***2001 through present time***
Entity: ***OOO Medicom-33***
Field of activity: ***medicine***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***0.002036%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***140,402***
Bonuses (RUR): ***5,000***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***140,402***

The person acting as the issuer's individual executive body:
Vladimir S. Lagutin

23. Remuneration paid to members of the Board of Directors (Supervisory Board) and other officials of the issuer.

The remuneration paid to all officials listed in Sections 21 and 22 for the reporting period amounted to, in the aggregate:

Salary: ***RUR 1,889,593***
Bonuses: ***RUR 1,183,218***
Commission: ***RUR 0***

Other compensation in kind: ***RUR 0***
Total: ***RUR 3,072,811***

See also Sections 21 and 22

24. Legal entities in which the issuer holds an interest.

Legal entities in which the issuer holds at least 5% of the charter capital:

Name: *AMT ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *Petrodvor ZAO*
Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *ZAO MTU-inform Company*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *51%*

Name: *MS-Tel OAO*
Location: *22 Marksistskaya Ulitsa, 109147 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*

Name: *Centre TS ZAO*
Location: *Board Room, 6 Matveevskaya Ulitsa, 119501 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: 50%

Name: *Comstar ZAO*
Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*

Name: *Golden Line ZAO*
Location: *51/4 Ulitsa Shchepkina, 129110 Moscow*
Mail address: *51/4 Ulitsa Shchepkina, 129110 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*

Name: *RadioPage ZAO*
Location: *Building 1, 23 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow*
Mail address: *13 2nd Zvenigorodskaya Ulitsa, 123022 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*

Name: *Telmos ZAO*
Location: *15 Zemledelchesky Pereulok, 119121 Moscow*
Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*

Name: *Mediatel ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *35.83%*

Name: *ZAO MTU-Intel*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *25.5%*

Name: *Moscow Cellular Communications OAO*
Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Mail address: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Interest owned by the issuer in the charter capital of the entity: *23.5%*

Name: *OAO Joint Stock Commercial Bank Link-bank*
Location: *Building 2, 7 Dmitrovskoye Shosse, 127434 Moscow*
Mail address: *Building 2, 7 Dmitrovskoye Shosse, 127434 Moscow*
Interest owned by the issuer in the charter capital of the entity: *24.6 %*

Name: Independent Pention Fund "Siatema"
Location: *Building 4, 35 B. Tatarskays Str. Moscow*
Mail address: *Building 4, 35 B. Tatarskays Str. Moscow*
Interest owned by the issuer in the charter capital of the entity: *21.74%*

Name: *Special Information Service ZAO*
Location: *10 Abramtsevskaya Ulitsa, 127576 Moscow*
Mail address: *10 Abramtsevskaya Ulitsa, 127576 Moscow*
Interest owned by the issuer in the charter capital of the entity: *19%*

Name: *Inter-Regional Transit-Telecom ZAO*

Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Mail address: *22 Marksistskaya Ulitsa, 109147 Moscow*
Interest owned by the issuer in the charter capital of the entity: *13.65%*

Name: *Reestr OOO*
Location: *29 Ulitsa Ryleeva, 119034 Moscow*
Mail address: *Building 13-14, 13 Myasnitskaya Ulitsa, 101000 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.8%*

Name: *Research and Technical Center Komset ZAO*
Location: *7 Zelyony Prospekt, 111141 Moscow*
Mail address: *7 Zelyony Prospekt, 111141 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.09%*

Name: *Vols ZAO*
Location: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Mail address: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *MTK-trunk ZAO*
Location: *8 Mozhayskoye Shosse, 121374 Moscow*
Mail address: *Building 7, 78 Prospekt Vernadskogo, 123357 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *The Moscow Teleport ZAO*
Location: *16 Ulitsa Kazakova, 103064 Moscow*
Mail address: *Buildings 3 and 3a, 27/26 Zubovsky Boulevard, 119021 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *Expo-Telecom ZAO*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5.56%*

Name: *City Telecom ZAO*
Location: *11 Novy Arbat, 121852 Moscow*
Mail address: *25B 1st Krasnogvardeysky Proezd, 123100 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5%*

25. Interests held by all legal entities in which the issuer holds at least 5% of the charter capital and officials thereof in the issuer's charter capital

25.1 Name: *ZAO Petrodvor*

Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.1.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.0367%*

25.2 Name: *ZAO AMT*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.2.1. *Vladimir D. Stukalov*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.00026%*

25.3 Name: *ZAO MTU-inform*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *51%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.3.1. *Said S. Alimbekov*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.11034%*

25.3.4. *Valentina Ya. Irzhova*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00063%*

25.4 Name: *ZAO Centre TS*
Location: *Board Room, 6 Matveevskaya Ulitsa, 119501 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*
Interest owned by the entity in the issuer's charter capital: *no*

Officials:

25.4.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.5 Name: *ZAO Comstar*
Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.5.2. *Viktor S. Panov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00767%*

25.6 Name: *Golden Line ZAO*
Location: *51 Ulitsa Shchepkina, 129110 Moscow*
Mail address: *51 Ulitsa Shchepkina, 129110 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.6.1. *Valery V. Vasiliev*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.13811%*

25.6.2. *Semyon V. Rabovsky*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01321%*

25.7 Name: *RadioPage ZAO*
Location: *Building 1, 23 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow*
Mail address: *13 2nd Zvenigorodskaya Ulitsa, 123022 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.7.1 *Lyudmila S. Popovich*

Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00078%*

25.8 Name: *ZAO Telmos*
Location: *15 Zemledelchesky Pereulok, 119121 Moscow*
Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.8.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.9 Name: *ZAO MTU-Intel*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *25.5%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.9.1. *Said S. Alimbekov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.11034%*

25.10 Name: *Open Joint Stock Company Joint Stock Commercial Bank Link-bank*
Location: *7/2 Dmitrovskoye Shosse, 127434 Moscow*
Mail address: *7/2 Dmitrovskoye Shosse, 127434 Moscow*
Interest owned by the issuer in the charter capital of the entity: *20.82%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.10.1 *Ruben A. Amaryan*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01127%*

25.11 Name: *ZAO Research and Technical Center Komset*
Location: *7 Zelyony Prospekt, 111141 Moscow*

Mail address: *7 Zelyony Prospekt, 111141 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.1%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.11.1 *Nikolay V. Savlukov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00214%*

25.11.2 *Vasily G. Dedoborshch*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00042%*

25.12 Name: *VOLS ZAO*
Location: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Mail address: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.12.1. *Viktor I. Trofimov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00052%*

25.13 Name: *ZAO MTK-trunk*
Location: *8 Mozhayskoye Shosse, 121374 Moscow*
Mail address: *Building 7, 78 Prospekt Vernadskogo, 123357 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.13.1. *Igor A. Solomatnikov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.08581%*

25.14 Name: *ZAO City-Telecom*
Location: *11 Novy Arbat, 121852 Moscow*
Mail address: *25B 1st Krasnogvardeysky Proezd, 123100 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.14.1. *Vladimir O. Kostrov*

Functions of the official: *member of the Board of Directors (Supervisory Board)*

Interest owned by the official in the issuer's charter capital: *0.0001%*

26. Other affiliates of the issuer:

No

27. Interests owned by the issuer in the charter capitals of its affiliated legal entities:

See Sections 24, 25 and 26.

28. Interests held by the issuer's affiliates, their founders and officials in the issuer's charter capital.

See Sections 24, 25 and 26.

29. Holders of 5 or more per cent of votes in the issuer's supreme corporate body.

Name: *MKNT & Co. OAO*
Interest: *49.2603%*

Name: *OAO Communications Investment Company*
Interest: *28%*

Name: ING Bank
Interest: 6.6642% (nominee)

Name; "J. P. Morgan Bank International" OOO
Interest: 5.3332%

30. Participation in industrial, banking or financial groups, holdings, concerns and associations

No

31 Branches and representative offices of the issuer

Name: *Holiday Hotel with Therapy Iskra*
Location: *Yershovo, Zvenigorod-4, the Odintsovo District, the Moscow Region*
Mail address: *Yershovo, Zvenigorod-4, the Odintsovo District, 143095 the Moscow Region*
Manager: *Anatoly V. Iskovskikh*
Opening date: *06.17.1998*

Power-of-attorney expires on: *12.31.2001*

Name: *Holiday Hotel with Therapy Orbita*
Location: *Bekasovo, the Naro-Fominsk District, the Moscow Region*
Mail address: *Bekasovo, the Naro-Fominsk District, 143380 the Moscow Region*
Manager: *Yuri I. Shestopalov*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

Name: *the Sochi branch, Holiday Hotel with Therapy Delfin*
Location: *the Nizhne-Imeretinskaya Bay, the Alder District, Sochi, Russia*
Mail address: *the Nizhne-Imeretinskaya Bay, the Alder District, 354341 Sochi, Russia*
Manager: *Nikolay N. Purygin*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

32. Number of persons employed by the issuer.

The average number of persons employed by the issuer in the reporting period, including the employees of its branches and representative offices: *20,454*

33. Description of the issuer's principal activities.

JSC MGTS is the principal telecommunications operator in Moscow. It renders to its subscribers the services of voice mail and documentary communications, inquiry and other services in accordance with its license terms.

JSC MGTS is a major European city telephone network in terms of connected subscribers. The telephone ratio in Moscow exceeds 50 telephones per 100 residents, or 105 telephones per 100 households, which is a much higher rate than the average rate in Russia.

According to the Moscow City Statistics Committee and alternative operators, in 2000, the number of basic telephones installed in Moscow was 4.6 million, or 15% of the total Russian wire communications market. JSC MGTS controls 85.7% of total telephones in Moscow.

Primary operations and the share thereof in the aggregate proceeds

	2001	2002 (Estimate)
Proceeds from the sales of goods, products, works and services (minus VAT, excises and similar mandatory payments) (RUR'000)	*7,937,492*	*9,55,510*
Share of proceeds from the sales of communications services (the primary business), %	*83,79*	*84,13*

Currently, JSC MGTS obtains most proceeds (approximately 80%) from commercial entities. The Company anticipates that the structure of proceeds changes after the tariff rates are made equal for all categories of subscribers and time-based connections record system is introduced. 92% of all proceeds of JSC MGTS come from voice communications services. By 2003, the Company plans to increase its proceeds from documentary communications services to 40% of total proceeds. Such services are alternative and therefore not subject to tariff rates regulations.

JSC MGTS is a natural monopoly pursuant to Russian law controlled by the Government which approves the tariff rates for basic local communications services and cooperation with other operators.

Order No. 1070 of the Anti-Monopoly Ministry of Russia "On Approval of a Resolution of the Management Board of the Anti-Monopoly Ministry of Russia", dated October 12, 2001, introduces the following tariff rates for the services of local telephone communications provided by JSC MGTS:

	Corporate consumers		*Residents**
	non-governmental	*governmental*	
November 1, 2001 through December 12, 2001:			
Provision of access to the telephone network, RUR	*9,000*	*9,000*	*6,000***
Subscriber's monthly fee for the use of individual subscriber's unit, RUR	*165*	*85*	*70*
As of January 2002:			
Provision of access to the			

telephone network, RUR	*9,000*	*9,000*	*6,000***
Subscriber's monthly fee for the use of individual subscriber's unit, RUR	*165*	*100*	*80*

* *certain categories of residents enjoy privileges*

** *prices differ depending on the duration of the waiting period:*

- *RUR 3,000 for those who filed an application to enter into a telecommunications services agreement in the period from January 1, 1997 through December 31, 1999; and*
- *RUR 1,000 for those who filed an application to enter into a telecommunications services agreement before December 31, 1996 (inclusively).*

The Moscow telecommunications market has been liberalized. Other operators also provide traditional voice communications services. Alternative operators are not governed by anti-monopoly authorities, they are not bound by obligations to ensure that their services are publicly available, and compete with JSC MGTS in certain market sectors.

The advantages of JSC MGTS include comparatively low tariff rates and access to subscribers throughout the city. The Company owns a telecommunications infrastructure including technological buildings and subsurface constructions and provides contractual access to the public communications network to other operators. To ensure its prospective competitive strength, JSC MGTS reconstructs its network, introduces digital technologies and thus is able to provide a variety of highly profitable services and to improve the quality of services in combination with lower production and development costs.

34. Investment declaration. Description of the issuer's activities.
Shall be provided by investment funds only.

35. The issuer's prospective activities.

JSC MGTS constantly cooperates with major foreign manufacturers of communications equipment and operators. The successful implementation of joint projects fits logically into the concept of development and reconstruction of JSC MGTS developed by the Company's specialists which is built on a qualitatively new level and includes the use of modern switch equipment, SDH digital transfer systems, fiber optic lines and new methods of construction of the transportation network on the basis of circular structures. The first capacity of this project will be a public data transfer network on the basis of new SDH technologies, ATM switching, equipment for asymmetric digital subscriber access which will enable the

Company to provide a variety of communications services to its clients. After the project has been completed, the Company will be able to provide to its clients, in addition to high-quality services of local, domestic long-distance and international communications, certain new services including voice mail, high-speed e-mail and video conferences.

Economic and financial parameters of JSC MGTS, in accordance with the estimate implementation of the Business Plan for 2002, are as follows:

Proceeds from sales of goods, products, services (net of VAT): RUR 9,555,510,000
Earnings from rendering telecommunications services at tariff rates (net of VAT): RUR 8,038,851,000
Profit from sales: RUR 2,325,607,000
Estimate balance sheet profit of the Company: RUR 913,363,000
Estimate profit after taxation : RUR 604,389,000
Total capital investments: RUR 1,471,423,000
Value of fixed assets put into operation: RUR 1,888,403,000.

36. The issuer's charter capital.

The issuer's charter capital is equal to: *RUR 1,915,901,000*

Breakdown by categories of shares:
Ordinary shares:
the aggregate of : *RUR 1,596,584,000*
percentage of the charter capital: *83.333325%*

Preferred shares:
the aggregate of : *RUR 319,317,000*
percentage of the charter capital: *16.666675%*

37. The interest owned by the government (a municipal authority) in the issuer's charter capital:

The share of the issuer's charter capital owned by the government (a municipal authority):
no

The stake of the issuer fixed in the governmental (municipal) ownership:
no

A special right of the Russian Federation, constituent entities of the Russian Federation or municipalities to participate in the management of the issuer (a "golden share"):

no

38. The issuer's authorized shares.
No

39. The issuer's material contracts and obligations
No

40. The issuer's obligations to issue shares or any securities convertible into shares
No

41. Penalties imposed on the issuer, litigation and other proceedings in which the issuer is involved.

Penalties imposed on the issuer by governmental authorities or court during the three financial years preceding the year of the quarter for which the report is made, and in the current year:

Date of the sanction: *10.01.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *16.01.2002*
Authority which imposed the sanction: *State Tax Service*
Reasons for the sanction: *delayed filing of calculations*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *67,909*
Status: *implemented*

Date of the sanction: *21.01.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *9,000*
Status: *implemented*

Date of the sanction: *11.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*

Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *15.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *9,000*
Status: *implemented*

Date of the sanction: *18.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *27.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*

Date of the sanction: *01.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,200*
Status: *implemented*
Status: *implemented*

Date of the sanction: *04.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*

Status: *implemented*
Status: *implemented*

Date of the sanction: *11.13.2001*
Authority which imposed the sanction: Moscow Land Committee
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *04.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented:*

Date of the sanction: *13.03.2001*
Authority which imposed the sanction: Moscow Land Committee
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *15.03.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *Tax correction*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *279,543*
Status: *implemented*

Date of the sanction: *19.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented:*

Date of the sanction: *25.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*

Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,000*
Status: *implemented:*

Date of the sanction: *04.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented:*

Date of the sanction: *09.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *9,000*
Status: *implemented:*

Date of the sanction: *09.04.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assestment presentation*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *24,643*
Status: *implemented*

Date of the sanction: *10.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *4,000*
Status: *implemented:*

Date of the sanction: *12.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*

Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*:

Date of the sanction: *09.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed garbage removal, *improper maintainance of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,200*
Status: *implemented*:

Date of the sanction: *17.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *5,000*
Status: *implemented*:

Date of the sanction: *29.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed garbage, snow and ice removal, *improper maintainance of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,500*
Status: *implemented*:

Date of the sanction: *14.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *6,000*
Status: *implemented*:

Date of the sanction: *21.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *11,000*
Status: *implemented*:

Date of the sanction: *24.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper maintainance of engener facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*:

Date of the sanction: *27.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*:

Date of the sanction: *28.05.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assestment presentation*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *1,294*
Status: *implemented*

Date of the sanction: *30.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *6,000*
Status: *implemented*

Date of the sanction: *31.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,500*
Status: *implemented*

Date of the sanction: *10.06.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *10406.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *19.06.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *10.06.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed removal of garbage and snow, unsatisfactory maintainance of grass and road layers/*
Type of the sanction: *fine*

Amount of the sanction (RUR): *900*
Status: *implemented*

Date of the sanction: *22.07.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): 1,*500*
Status: *implemented*

Date of the sanction: *22.08.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed removal of garbage and snow, unsatisfactory maintainance of grass and road layers/*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *29.09.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): 1*20*
Status: *implemented*

Description of the nature of each litigation, either pending or closed in the quarter for which the report is made, which can have material effect on the activities of the issuer:

Plaintiff – MGTS
Defendant – Russian Federation Ministry of Defence
Issue of claim – debt collection of the reviavables from phone services
Result of the claim – collected RUR 10,872,773

Description of the reasons for each inspection of the issuer, either pending or closed in the quarter for which the report is made, carried out by governmental authorities, and each audit of the issuer carried out at the request of the issuer's participants (shareholders):

no

43. Reorganization of the issuer, its subsidiaries and dependent companies:

No

44. Additional material general information on the issuer:

Legal proceedings in which JSC MGTS was involved in the 3rd quarter of 2001:

Claims	*JSC MGTS as the plaintiff*		*JSC MGTS as the defendant*	
	number	*value (RUR)*	*number*	*value (RUR)*
filed	*26*	*12,778,793*	*23*	*169252*
satisfied	*22*	*12,219,59615*		*115,592*
dismisse			*5*	*3,100*
To be resolved	*4*	*559,197*	*3*	*50,560*
Maximum claim value	*RUR 25,801 collection of accounts receivable Ministry of Defence*		*RUR 120,000 claim filed by with regard to the the moral conpensation*	

Major grounds for legal proceedings in which JSC MGTS is involved:

Grounds for legal proceeding	*Number of claims*	*Value, RUR*
1. JSC MGTS as the defendant:		
- *privileges granted*	*11*	*8,805*
- *disputing bills issued by Rostelecom*	*1*	*17,010*
- *compensation for traffic accidents*	*2*	*65,577*
- *other*	*9*	*77,860*
2. JSC MGTS as the plaintiff		
- *debts for telecommunications services*	*17*	*12,201,859*
- *damaged facilities*	*9*	*576,934*

No claims with regard to the violation of the rights of shareholders were filed against the Company in the reporting quarter. No claims with re-

gard to the property (fixed assets) of JSC MGTS were filed in the reporting quarter.

B FINANCIAL AND BUSINESS OPERATIONS OF THE ISSUER

45. **Annual financial statements for the past three financial years.**
Shall not be filed for the current period for which the report is made.

46. **Financial statements of the issuer for the reporting quarter.**
Included in the Annex.

47. **Any events which resulted in the increase or decrease in the issuer's assets value by more than 10% during the reporting quarter.**
Shall not be filed for the current period for which the report is made..

Size of Company's assets as for the previous accounting period – RUR '000 22,815,483
Size of Company's assets on the report date – RUR '000 22,462,625

Events which resulted in the increase or decrease in the issuer's assets value by more than 10% in the quarter for which the report is made.
No

48. **Any events which resulted in the increase in the issuer's profit or loss by more than 20% compared to the preceding quarter.**
Shall not be filed for the current period for which the report is made.

Size of Company's Profit after tax as on the previous accounting period – RUR'000 262,031

Size of Company's Profit after tax as on the reporting accounting period – RUR'000 633,629

49. **Creation and application of the Issuer's Reserve Fund and other special funds.**

The Company creates reserves for doubtful trade receivables more than 180 daysoverdue. The amount of the reserve as for the end of the 3-rd queter 2002 – RUR 27,984,728
Other reserves are not forrmed.

50. **Transactions entered into by the issuer in the reporting quarter which amount to 10 or more percent of the issuer's assets as of the end of the quarter preceding the reporting quarter.**
no

51. **Application of funds raised by the issuer as a result of offering securities.**

No such funds were applied in the quarter for which the report is made.

52. Loans received by the issuer and its subsidiaries in the reporting quarter

Loans received by the issuer as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
Long-term bank loans	2 961 467	893 583	2 983 830	871 221
including those not repaid when due	-	-	-	-
Other long-term loans	1 649 318	342 398	286 127	1 705 589
including those not repaid when due	-	-	-	-
Short-term bank loans	365 419	2 761 907	949 168	2 178 158
including those not repaid when due	-	-	-	-
Bank loans for employees	-	-	-	-
including those not repaid when due	-	-	-	-
Other short-term loans	27 000	174 322	33 000	168 322
including those not repaid when due	-	-	-	-

53. **Accounts receivable and payable of the issuer and its subsidiaries in the reporting quarter**

The issuer's accounts receivable and payable as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
1) Accounts receivable:				
short-term	1 094 380	4 247 639	3 702 919	1 639 100
including those overdue				
including those overdue for more than 3 months				
including:				
Long-term	84 051	34 098	77 482	40 667
including those overdue				
including those overdue for more than 3 months				
including:				
2) Accounts payable:				
short-term	1 352 445	1 403 100	1 327 044	1 4228 501
including those overdue				
including those overdue for more than 3 months				
Including:				
Long-term				
including those overdue				
including those overdue for more than 3 months				

including:				
Security:				
Received				
including from third persons				
including:				
Granted	1 120 104	175 754	775 273	520 585
including to third persons	1 120 104	175 754	775 273	520 585
including:				
) Notes flow Notes issued				
including overdue				
including:				
Notes received				
including those overdue				
including:				

54. Financial investments made by the issuer

The issuer's financial investments as of the end of the reporting quarter:

Indicator	Investments as of the end of the reporting year (RUR'000)		
	short-term (1 year or less)	long-term (over 1 year)	Total
Investments in treasury bills of the Russian Federation	-	-	-
Investments in treasury bills of constituent entities of the Russian Federation	-	-	-
Investments in securities issued by local authorities -	-	-	-
Investments in shares, interests, participation in other entities	-	11 803	11 803
Investments in bonds and other debt securities	-	-	-
Other loans granted	78 213	128454	416 050
Investments in the issuer's subsidiaries	-	722 301	722 301
Investments in the issuer's dependent companies	-	51 980	51 980

The issuer's investees liquidated pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
No			-
Total			-

The issuer's investees declared bankrupt pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
No			-
Total			-
The issuer's assets as of the closing date of the reporting quarter (RUR'000)			23 462 625

The investees the investments in which amount to 10 or more per cent of the issuer's assets as of the closing date of the reporting quarter

Name of the entity	Investments (RUR)	Percentage of the assets
No	-	0%
Total	-	0%

55. Any other material information on the issuer's financial and business operations

C. SECURITIES ISSUED BY THE ISSUER

56. Shares of the issuer.

Issue ordinal number: *1*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *957,950*
Aggregate value of the issue: *957,950*

State registration of the issue:
Registration date: *06.06.1994*
Registration No.: *73-1"n"-3168*
Registration authority: *financial authorities*
Placement method: *purchase upon transformation into a joint stock company*
Placement period: *from July 1, 1994 through September 1, 1995*

Current status of the issue: *all the securities of the issue have been cancelled*

Number of actually placed securities in accordance with the registered report on the results of issuance: *957,950*

State registration of the report on the results of issuance:
Registration date: *04.27.1998*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the issuance of securities: *all the securities of the issue have been cancelled*

Any additional material information on the securities of the issue: *no*

Issue ordinal number: *1*
Category of shares: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *319,317*
Aggregate value of the issue: *319,317*

State registration of the issue:
Registration date: *06.06.1994*
Registration No.: *73-1"n"-3168*
Registration authority: *financial authorities*
Placement method: *purchase upon transformation into a joint stock company*
Placement period: *07.01.1994 through 09.01.1995*

Current status of the issue: *all the securities of the issue have been cancelled*

Number of actually placed securities in accordance with the registered report on the results of issuance: *319,317*

State registration of the report on the results of issuance:
Registration date: *04.27.1998*
Registration authority: *the Russian Federal Securities Commission*
Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the issuance of securities: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *2*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *638,634*
Aggregate value of the issue: *638,634*

State registration of the issue:
Registration date: *05.05.1998*
Registration No.: *1-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *in accordance with the privatization plan*
Placement period: *05.07.1998 through 05.07.1998*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *638,634*

State registration of the report on the results of issuance:
Registration date: *05.25.1998*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *1,596,584*
Aggregate value of the issue: *1,596,584,000*

State registration of the issue:
Registration date: *11.10.1999*

Registration No.: *1-03-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *11.25.1999 through 11.25.1999*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *1,596,584*

State registration of the report on the results of issuance:
Registration date: *12.30.1999*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *2*
Category: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *319,317*
Aggregate value of the issue: *319,317,000*

State registration of the issue:
Registration date: *11.10.1999*
Registration No.: *2-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *11.25.1999 through 11.25.1999*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *319,317*

State registration of the report on the results of issuance:
Registration date: *12.30.1999*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *4*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *79,829,200*
Aggregate value of the issue: *1,596,584,000*

State registration of the issue:
Registration date: *04.03.2000*
Registration No.: *1-04-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *04.24.2000 through 04.24.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *79,829,200*

State registration of the report on the results of issuance:
Registration date: *05.18.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
The shares are traded in the Russian Trade System and the Moscow International Currency Exchange (the MICEX)
Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Category: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *15,965,850*
Aggregate value of the issue: *319,317,000*

State registration of the issue:
Registration date: *04.03.2000*
Registration No.: *2-03-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *04.24.2000 through 04.24.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *15,965,850*

State registration of the report on the results of issuance:
Registration date: *05.18.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
The shares are traded in the Russian Trade System and the MICEX
Any additional material information on the issue of securities: *no*

57. Bonds issued by the issuer:

Issue ordinal number: *1*
Series: *A1*
Type: *interest bearing*
Form of securities: *documentary bearer bonds*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *600,000*
Aggregate value of the issue: *600,000,000*

State registration of the issue:
Registration date: *09.28.2000*
Registration No.: *4-01-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *open subscription*
Placement period: *10.18.2000 through 10.27.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities as of the end of the quarter for which the report is made: *600,000*

State registration of the report on the results of issuance:
Registration date: *11.09.2000*

Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue: *the securities are traded in the Moscow International Currency Exchange*

Information on each tranche of the issue:

The tranche ordinal number: *1*
Number of bonds in the tranche: *360,000*
Aggregate value of the tranche:

The number of bonds to be offered during the first tranche is equal to 60% of the aggregate issue, i.e. Three Hundred Sixty Thousand (360,000).

Identification of the bonds of the tranche: *The Depositary grants to the bonds of each tranche a depositary code consisting of letters and numbers which shall identify the specific tranche of the issue. Such identification depositary code consists of symbols which indicate that the securities are bonds, and includes the issuer's name in Latin transcription, the ordinal number of the bonds issue and the ordinal number of the tranche. The depositary code is a mandatory detail which shall be referred to in financial statements of the depo accounts in which the bonds shall be recorded.*

Placement period: *10.18.2000 through 10.18.2000*
Number of actually placed securities as of the end of the quarter for which the report is made: *360,000*

The tranche ordinal number: *2*
Number of bonds in the tranche: *240,000*
Aggregate value of the tranche:

The number of bonds to be offered during the second tranche shall be equal to the aggregate issue minus the number of the bonds of the first tranche which have been actually placed.

Identification of the bonds of the tranche: *The identification is similar to that of the first tranche.*

Placement period: *10.27.2000 through 10.27.2000*
Number of actually placed securities as of the end of the quarter for which the report is made: *240,000*

The tranche ordinal number: *3*
Number of securities in the tranche:
Aggregate value of the tranche:

The number of bonds to be offered during the third tranche shall be equal to the aggregate issue minus the number of the bonds of the first and second tranches which have been actually placed.

Identification of the bonds of the tranche: *The identification is similar to that of the first tranche.*

Placement period: *- through -*
Number of actually placed securities as of the end of the quarter for which the report is made: *0*

The circulation period of the bonds: *10.18.2000 through 10.27.2003.*

Income payable on the bonds of this issue:
The procedure of calculation and payment of the income on each bond is described in detail in the Decision to Issue Securities which was approved by the Board of Directors of AO MGTS on August 18, 2000 (Minutes No. 55) and registered by the Federal Securities Commission of Russia on September 28, 2000 under State Registration No. 4-01-00083-A

Security of the bonds of this issue:
No

The income paid on the bonds of this issue in the quarter for which the report is made:
Cash: *RUR 32,772,000 with regard to 600,000 bonds*
no

Any other equivalent in kind: *RUR 0*
The terms of the issue do not provide for any other equivalent in kind.

Any other proprietary rights and (or) any other income: *RUR 0*
No

Additional material information on the securities of this issue:
The rights of each holder of a security of this issue:

Each bondholder shall have the right to the nominal value of each bond when such bond matures.

Each bondholder shall have the right to a coupon income payable as percentage of the nominal value of each bond.

Issue ordinal number: *2*
Series: *A2*
Type: *interest bearing*
Form of securities: *documentary bearer bonds*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *1,000,000*
Aggregate value of the issue: *RUR 1,000,000,000*

State registration of the issue:
Registration date: *10.17.2001*
Registration No.: *4-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *open subscription*
Placement period: *11.13.2001 through 11.15.2001*
Current status of the issue: *the offering is closed*
Number of actually placed securities as of the end of the quarter for which the report is made: *1,000,000*

State registration of the report on the results of issuance:
Registration date: *12.10.2001*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue: *the securities are traded in the Moscow International Currency Exchange at the following address: Building 1, 11 Bolshoy Kislovsky pereulok, Moscow 103009 (mailing address is identical)*

The circulation period of the bonds: *11.13.2001 through 11.13.2004.*

Income payable on the bonds of this issue:

The procedure of calculation and payment of the income on each bond is described in detail in the Decision to Issue Securities which was approved by the Board of Directors of AO MGTS on August 27, 2000 (Minutes No. 71) and registered by the Federal Securities Commission of Russia on October 17, 2001 under State Registration No. 4-02-00083-A

Security of the bonds of this issue:
No

Any other equivalent in kind: *RUR 0*
The terms of the issue do not provide for any other equivalent in kind.

Any other proprietary rights and (or) any other income: *RUR 0*
No

Additional material information on the securities of this issue:
The rights of each holder of a security of this issue:

Each bondholder shall have the right to the nominal value of each bond when such bond matures.
Each bondholder shall have the right to a coupon income payable as percentage of the nominal value of each bond.

D. OTHER INFORMATION ON THE ISSUER'S SECURITIES

58, 59, 60 Rights of shareholders. Dividends payable on the issuer's shares.

58.1 Category of shares: *ordinary shares*
Form of shares: *registered shares issued in a book-entry form*
Full name of the category/type of the shares: *ordinary*
Rights exercisable by holders of this category (type) of shares:

Each holder of the Company's ordinary share shall have the right:

- *to participate in any general meeting of shareholders in person or through a proxy with the right to vote on all matters within its competence, and to propose issues for consideration in accordance with the Charter;*

- *to elect and to be elected to the Company's management and control bodies;*

- *to have access to the corporate documents of the Company and to obtain copies thereof for a charge;*

- *to dispose of the shares it or he holds without consent of other shareholders;*

- *to receive a portion of the net profit (dividends) in proportion with the number of shares it or he holds.*

The Company shall adopt a decision to pay dividends on each category of outstanding shares once a year.

Dividends shall be payable from the net profit of the Company within the financial year when the decision on payment of annual dividends was adopted.

Shareholders having the right to participate in the annual general meeting shall be entitled to dividends on ordinary shares.

The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.

The Company shall not have the right to decide (declare) to pay dividends on ordinary shares unless it has taken the decision to pay in full the dividends on preferred shares the amount of which is specified herein.

- *To receive a portion of the Company's assets in the event of its liquidation;*

- *to exercise its or his rights through a proxy on the basis of a power-of-attorney.*

- *Each ordinary share shall grant its holder equal scope of rights.*

- *In the event the Company offers, through an open subscription, voting shares or securities convertible into voting shares payable for in cash, the holders of voting shares of the Company shall have pre-emptive right to purchase such securities in proportion to the number of voting shares of the Company they hold.*

- *Holders of voting shares of the Company shall have the right to require that the Company repurchase all the shares they hold or any portion thereof in the following instances:*

    - *reorganization of the Company or entering into a large transaction, the decision on which shall be adopted by the general meeting of shareholders pursuant to the laws of the Russian Federation, if they had voted against the decision on reorganization or entering into such transaction or had not voted on such matter;*

    - *amendments or supplements to the Charter of the Company or approval of a revised Charter which restrict their rights, if they had*

voted against the decision on reorganization or entering into such transaction or had not voted on such matter.

Shareholders shall exercise their right to request that the Company re-purchase the shares they hold in the procedure established in the laws of the Russian Federation currently in force.

- *Shareholders shall also have other rights and obligations as provided for herein and in applicable laws of the Russian Federation.*

- *Holder(s) of the aggregate amount of at least two (2) per cent of voting shares of the Company shall have the right, within 45 days after the end of the Company's financial year, to put not more than two items on the agenda of the annual general meeting of shareholders and to nominate members of the Board of Directors, the Audit Commission and the General Director of the Company. The number of nominees may not exceed the number of members of the control and corporate bodies, including not more that 1 nominee General Director.*

- *Each holder or holders of at least 10 per cent of the Company's voting shares may request that an extraordinary general meeting of shareholders be convened.*

Dividends on the shares of such category (type):

Period: *the 4th quarter of 1998*
Dividend accrued on each share: *RUR 0*
Aggregate dividends accrued on such category (type) of shares: *RUR 0*
Aggregate dividends actually paid on such category (type) of shares: *RUR 0*

Period: *the 4th quarter of 1999*
Dividend accrued on each share: *RUR 0*
Aggregate dividends accrued on such category (type) of shares: *RUR 0*
Aggregate dividends actually paid on such category (type) of shares: *RUR 0*

Period: *the 4th quarter of 2000*
Dividend accrued on each share: *RUR 0.68*
Aggregate dividends accrued on such category (type) of shares: *RUR 54,283,856*
Aggregate dividends actually paid on such category (type) of shares: *RUR 53,261,991.2*

Dividends accrued on such category (type) of shares but not yet due:

58.2 Category of shares: *preferred*
Form of shares: *registered shares issued in a book-entry form*
Full name of the category/type of the shares: *preferred*

Rights exercisable by holders of such category (type) of shares:
Each holder of a preferred share shall have the right:

- *to participate in any meeting of shareholders in person or through a proxy and to propose issues provided for in Section 7.3. of the Company's Charter;*

- *to an annual fixed dividend payable in accordance with Section 8 of the Company's Charter.*

The Company shall adopt a decision to pay dividends on each category of outstanding shares once a year.

Dividends shall be payable from the net profit of the Company within the financial year when the decision on payment of annual dividends was adopted.

The aggregate sum payable as the dividends on preferred shares shall be equal to 10 per cent of net profits of the Company for the last financial year divided by the number of preferred shares. If the sum of the dividend payable by the Company on each ordinary share in a certain year exceeds the sum payable as the dividend on each preferred share, the dividend on the latter shall be increased up to the dividend payable on ordinary shares.

In the event the Company has no net profit, the Board of Directors has the right to apply the special fund to pay the dividend on preferred shares. The amount of the dividend shall be determined by the amount of the fund but may not exceed the nominal value of each share.

Dividends shall be payable to those holders of preferred shares which were recorded in the register of persons entitled to annual dividends compiled on the basis of the Company's register of shareholders as of the date of closing the list of persons having the right to participate in the annual general meeting of shareholders.

The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.

The Company shall not have the right to decide (declare) to pay dividends on ordinary shares unless it has taken the decision to pay in full the dividends on preferred shares the amount of which is specified in the Company's Charter.

- *To have access to the corporate documents of the Company and to obtain copies thereof for a charge;*
- *to dispose of the shares it or he holds without consent of other shareholders;*
- *to exercise its or his rights through a proxy on the basis of a power-of-attorney;*
- *in the event of liquidation of the Company holders of preferred shares shall receive the liquidation value equal to the nominal value but not lower than the amount payable on each ordinary share at final settlement of accounts.*
- *Holders of preferred shares shall not have the right to vote at a meeting of shareholders on any matters other than the following:*
    - *Reorganization and liquidation of the Company.*
    - *Amendments or supplements to the Charter of the Company which restrict the rights of holders of preferred shares, including:*
        a. *establishing or increasing the amount of dividend and liquidation value payable on preferred shares of higher priority,*
        b. *granting the holders of other types of preferred shares a priority in receiving dividends and liquidation value of shares. In such event, the decision shall be adopted by holders of 2/3 of preferred shares.*
- *Preferred shares of the Company of equal type shall grant their holders equal scope of rights and shall have equal nominal value.*

Dividends on the shares of such category (type):

Period: *the 4th quarter of 1998*
Dividend accrued on each share: *RUR 1*
Aggregate dividends accrued on such category (type) of shares:
RUR 319,317

Aggregate dividends actually paid on such category (type) of shares:
RUR 316,052.5

Period: *the 4th quarter of 1999*
Dividend accrued on each share (with a nominal value of RUR 1,000):
RUR 2.1
Aggregate dividends accrued on such category (type) of shares:
RUR 670,565.7
Aggregate dividends actually paid on such category (type) of shares:
RUR 668,662.1

Period: *the 4th quarter of 2000*
Dividend accrued on each share: *RUR 4.89*
Aggregate dividends accrued on such category (type) of shares:
RUR 78,073,006.5
Aggregate dividends actually paid on such category (type) of shares:
RUR 77,789,269.65

Dividends accrued on such category (type) of shares but not yet due:

61. Restrictions of circulation of securities.
See Sections 56 and 57.

62. Other material information on the issuer's securities:
none.

ANEX
Accounting Reporting fo the 3rd quarter 2002

1. Basis of Presentation

The accounting report is prepared on the basis of the acting Russian Accounting Rules, in particular, the Federal Law "On Accounting" and the Regulation on Accounting and Reporting in the Russian Federation, approved by the Ministry of Finance of Russian Federation Order 34n from 29.07.1998

2. Fixed Assets Valuation

Fixed Assets are evaluated on the basis of the initial cost of the related inventory item, which is formed on the basis of its acquisition, construction and production cost in accordance to the regulations stated by Accounting Rules 6/01. Fixed Assets life period is evaluated on the assumption of the item's expected life period to be valuable to the production purposes of the organisation. Company may change the cost of its fixed assets in the event of its reconstruction, upgrade, partial liquidation and revaluation. Revaluation is conducted no often than once a year on the centralised bases and according to the decision of Director General. Company's fixed assets depreciated and its costs are being written off to account 02 "Fixed Assets depreciation".

3. Intangible Assets Valuation.

Assets are being recognised as intangible and are allocated to account 04 "Non-material assets" as it fulfils such legislative requirements as "Patent Law of Russian Federation» No. 3517-1 from 23.09.1992, Federal Law "On legal protection of computer programmes and its date bases" No. 3523-1 from 23.09.1992, Federal Law "On trade marks, service marks and brand names" No/ 3520-01 from 23.09.1992 and Accounting Rules 6/01. Intangible Assets Accounting Reporting unit is inventory unit capable to autonomous functioning in company's production activities. Company's intangible assets are evaluated in company's balance sheet in accordance to the costs of its acquisition.

4. Evaluation of production inventories.

The group of these assets includes: raw materials, ready goods and products. Inventories are evaluated on the basis of the initial cost of the related inventory item, which is formed on the basis of its acquisition, construction and production cost in accordance to the regulations stated by Accounting Rules 5/01.

5. Construction in progress.

Construction in progress includes construction works, acquisitions of estate, equipment vehicles, tools and inventories. Construction in progress is shown in

he balance sheet in accordance to the actual related expenses acquired.

6. Valuation of production costs, construction in progress expenses.

Goods and services production costs are included to the related period production expenses.

7. Recognition of proceeds from sales of goods and services for accounting and taxation purposes.

Proceeds from sales of products are recognised on an accrual basis (dispatch of products or provision of services to the buyers) upon presentation of payment documents.

8. Company's debtors and creditors.

Company's financial transactions to its debtors and creditors are conducted upon Company's accounting records.

9. Valuation of Company's financial investments.

Company's financial investments include investments in state securities, corporate bonds and other securities, share stakes and loans provided to the third parties. Long-term investments contain securities with its maturity (pay-off) period more than 1 year. Short - term investments contain securities with its maturity (pay-off) period less than 1 year.

10. Valuation of Company's loan and credits indebtedness.

The body of the credits received by the Company is reported in accordance to the related credit agreements and according to the amount of actually received funding. Its can be reported in account 66 "Short term credits and loans» and in account 67 "Long term credits and loans"

11. Own capital and reserves valuation.

Company's own capital include share capital, additional capital, Reserved capital, undistributed profit, accumulating funs (fund is used to provide production development), consumption fund (used to pay dividends from) and other reserves. Reserved capital is formed on the bases of 5% net profit accumulation until reaches 10% of company's charter capital.

12. Fore differences valuation.

Company's assets and liabilities nominated in foreign currency should be recognised in RUR according to Russian Federation exchange rate valid at the date of transaction as well as to be reported in accounting forms at the rate valid a the date of accounting form completion. Forex differences are originated as a differ-

ence between accounting assets and liabilities RUR valuation at the date of its acquisition and at the reporting date.

13. Assets and liabilities inventorisation.

Inventorisation principles are stated in "Methodological guidelines on inventorisation of assets and financial liabilities", approved by Russian Ministry of Finance Order No. 49 from 13.06.1995.

(INOFFICIAL TRANSLATION FROM RUSSIAN)

to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

BALANCE SHEET
For the 3rd quarter 2002

			CODES
		Form No. 1 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Taxpayer's Identification No.		INN	7710016640
Business		OKDP	6420000
Legal form/property form		OKOPF/OKFS	47/30
Unit:	RUR'000	OKEI	384/385

Address: Building 3, 12 Petrovsky blvr., GSP 9, K52 101199 Moscow

Approved on: April 30, 2002
Mailed (accepted) on: April 30, 2002

---

1 Form code

2 National Classification Code of Enterprises and Organizations

BALANCE SHEET

	Line Code	At the beginning of the Year	At the end of the Year
	2	3	4
1. NON-Current assets			
Intangible assets (04, 05), including:	110	115 775	98 625
patents, licenses, trademarks (service marks), other rights	111	115 775	98 625
organizational expenses	112	-	-
Goodwill	113	-	-
Fixed assets (01, 02, 03), including:	120	16 703 227	16 716 833
land plots and natural objects	121	-	-
property, plant and equipment (tools)	122	9 699 451	8 972 420
other fixed assets	123	7 003 776	7 744 413
Construction in progress (07, 08, 16, 61)	130	1 961 228	2 306 632
Profitable investments in material values (03) including:	135	-	-
assets to be leased out	136	-	-
assets for hire	137	-	-
Long-term investments (06, 82), including:	140	936 038	914 538
investments in subsidiaries	141	720 243	722 301
investments in dependent companies	142	51 042	51 980
investments in other organizations	143	12 624	11 803
loans to entities for periods exceeding 12 months	144	152 129	128 454
other long-term investments	145	-	-
Other non-current assets	150	-	-

Subtotal for Section 1	**190**	**19 716 268**	**20 036 628**
2. Current assets			
Inventory, including:	210	461 234	566 825
raw materials, materials and similar values (10, 12, 13, 16) including:	211	311 879	360 380
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	11 951	4 805
finished products and goods for re-sale (16, 40, 41)	214	1 584	4 589
goods shipped (45)	215	1 434	-
deferred expenses (31)	216	134 386	197 051
other inventory and expenditures	217	-	-
VAT on acquired valuables (19)	220	231 495	420 467
Accounts receivable (maturing more than 12 months following the reporting date), including:	230	84 051	40 667
buyers and customers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
related parties (78)	233	-	
advances granted (61)	234	-	-
other debtors	235	84 051	40 667
Accounts receivable (maturing within 12 months following the report-ing date), including:	240	1 094 380	1 639 099
buyers and customers (62, 76, 82)	241	636 979	1 071 088
notes receivable (62)	242	-	-
related parties (78)	243	123 181	167 656
contributions to the Charter Capital of members (founders) receivable (75)	244	0	0
advances granted (61)	245	228 275	196 338
other debtors	246	105 945	204 017
Short-term investments (56, 58, 82), including:	250	125 940	287 596
loans granted to entities for periods less than 12 months	251	-	74 098
own shares purchased from shareholders	252	-	-
other short-term investments	253	125 940	213 497
Cash , including:	260	359 656	471 343
cash in hand (50)	261	347	7 434
settlement account (51)	262	344 314	414 477
hard-currency account (52)	263	13 806	6 876
other cash (55, 56, 57)	264	1 189	42 556

Other current assets	270	-	-
Subtotal for Section 2	**290**	**2 356 756**	**3 425 997**
Balance (sum of lines 190 + 290)	**300**	**22 073 024**	**23 462 625**
3. CAPITAL AND RESERVES			
Charter capital (85)	410	1 915 901	3 831 802
Additional capital (87)	420	13 851 921	11 936 002
Reserve capital (86)	430	-	-
Social fund (88)	440	-	-
Targeted funding and receipts (96)	450	-	-
Retained income of previous years (88)	460	366 433	-
Uncovered loss of previous years (88)	465	(1 304 585)	(1 029 080)
Retained income of the accounting year (88)	470	-	986 715
Uncovered loss of the accounting year (88)	475	-	-
Subtotal for Section 3	**490**	**14 829 670**	**15 725 439**
4. LONG-TERM LIABILITIES			
Borrowed monies (92, 95), including:	510	4 371 661	2 576 810
bank loans maturing more than 12 months following the report-ing date	511	2 771 661	871 221
other loans maturing more than 12 months following the re-porting date	512	1 600 000	1 705 589
Other long-term liabilities	520	309 147	335 332
Subtotal for Section 5	**590**	**4 680 808**	**2 912 142**
5. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94), including:	610	631 543	2 346 480
bank loans maturing within 12 months following the reporting date	611	555 225	2 178 158
other loans maturing within 12 months following the reporting date	612	76 318	168 322
Accounts payable, including:	620	1 352 445	1 428 501
suppliers and contractors (60, 76)	621	637 555	535 118
notes payable (60)	622	-	-
debts to subsidiaries and dependent companies (78)	623	83 045	91 619
debts to the personnel of the entity (70)	624	79 089	90 838
debts to governmental off-budget funds (69)	625	32 197	41 717
debts to the budget (68)	626	160 963	158 714
advances received (64)	627	303 388	480 454
other creditors	628	56 208	30 041
Revenues payable to participants (founders) (75)	630	1 318	73 569

Deferred revenue (83)	640	577 240	976 494
Provisions for deferred expenses (89)	650	-	-
Other short-term liabilities	660	0	0
Subtotal for Section 5	**690**	**2 562 546**	**4 825 044**
BALANCE (sum of lines 490+590+690)	**700**	**22 073 024**	**23 462 625**

Annex
to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

PROFIT AND LOSS STATEMENT
For 3rd quarter 2002

			CODES
		Form No. 2 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Taxpayer's Identification No.		INN	7710016640
Business		OKDP	6420000
Legal form/property form		OKOPF/OKFS	47/30
Unit:	RUR'000	OKEI	384/385

Address: Building 3, 12 Petrovsky blvr.,
GSP 9, K52 101199 Moscow

---

1 Form code

2 National Classification Code of Enterprises and Organizations

Indicator	Line Code	For the accounting period	For previous accounting period
	1	2	3
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	7 482 632	5 646 560
including those from sales of:			
communications services	011	6 450 094	4 724 912
trading	012	1 906	2 503
social sphere services	013	17 867	14 196
intermediary services	014	2 498	2 417
other services	015	1 010 267	902 532
Cost of goods, products, services sold:	020	(4 517 661)	(3 779 217)
including those from sales of:			
communications services	021	4 101 612	3 159 184
trading	022	1 761	2 293
social sphere services	023	40 800	25 432
intermediary services	024	2 621	1 549
from other activities	025	370 867	590 759
Gross revenues	029	2 964 971	1 867 343
Commercial expenses	030	(38 279)	(65 810)
Administrative expenses	040	(913 038)	(640 308)
Income/(loss) from sales (lines (010-020-030-040))	050	2 013 654	1 161 225
II. Operating revenues and expenses			
Interest receivable	060	18 720	9 242
Interest payable	070	(642 796)	(575 509)
Revenues from participation in other organizations	080	53 701	36 179

Other operating revenues	090	434 381	312 588
Other operating expenses	100	(732 291)	(565 924)
III. Non-sales revenues and expenses			
Non-sales revenues	120	98 307	58 960
Non-sales expenses	130	(205 542)	(256 985)
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	1 038 134	179 776
Income tax and other similar mandatory payments	150	(50 223)	(77 451)
Income (loss) from regular business	160	987 911	102 325
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	367	2 847
Extraordinary expenses	180	(1 563)	(2 568)
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	986 715	102 604
FOR REFERENCE			
Dividend payable on each share:	201	-	-
preferred	202	-	-
ordinary			
Dividend payable on each share proposed for the next accounting year:			
preferred	203	-	-
ordinary	204	-	-